CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.625% Senior Notes due January 15, 2044	$400,000,000	$51,520

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-193321

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 13, 2014)

$400,000,000

5.625% Senior Notes due 2044

The 5.625% Senior Notes due 2044 (the “Notes”) will mature on January 15, 2044, unless earlier redeemed. We will pay interest on the Notes semi-annually in arrears on each January 15 and July 15, beginning July 15, 2014. We have the option to redeem all or a portion of the Notes at any time, or from time to time, as described in this prospectus supplement.

The Notes will be our unsecured and unsubordinated obligations and will rank equally with all of our future unsecured senior indebtedness.

We do not intend to list the Notes on any securities exchange.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and in our other reports filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which we incorporate by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	98.435%	$393,740,000
Underwriting discount	0.875%	$3,500,000
Proceeds to Legg Mason, Inc. (before expenses)	97.560%	$390,240,000

(1)	Plus accrued interest from January 22, 2014, if settlement occurs after that date.

Delivery of the Notes in book-entry only form will be made through the facilities of The Depository Trust Company (“DTC”) and its participants, including Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V. on or about January 22, 2014.

Joint Book-Running Managers

J.P. Morgan	Citigroup

Senior Co-Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	Morgan Stanley

Co-Managers

Barclays	BNY Mellon Capital Markets, LLC	HSBC

RBC Capital Markets	UBS Investment Bank	Wells Fargo Securities

January 16, 2014

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or incorporated by reference herein or therein. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by us do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the Notes and also adds to and updates the information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Notes. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document that has previously been filed, on the other hand, the information in this prospectus supplement shall control.

Unless provided otherwise or the context otherwise requires, references in this prospectus supplement to the “Company,” “Legg Mason,” “we,” “us” and “our” are to Legg Mason, Inc. and to its predecessors and subsidiaries.

FORWARD-LOOKING INFORMATION

Certain statements included in this prospectus supplement, the related prospectus and any documents incorporated by reference constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by any forward-looking statements. These forward-looking statements may contain information related, but not limited to:

•	anticipated growth in revenues, margins or earnings per share;

•	anticipated future net client cash flows, and uses for free cash;

•	anticipated future performance of our business, including expected earnings per share in future periods;

•	anticipated changes in our business or in the amount of client assets under management;

•	anticipated expense levels, changes in expenses and expectations regarding financial market conditions;

•	anticipated investment performance of, or levels of asset flows to, asset management products we manage;

•	anticipated future investment performance of our affiliates;

•	anticipated future transactions such as acquisitions; and

•	anticipated performance of recent, pending and future acquisitions.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially due to a number of factors including, but not limited to:

•	the volatility and general level of securities prices and interest rates;

•	the competitive nature of the asset management industry;

•	changes in investor sentiment and confidence;

•	changes in domestic and foreign economic and market conditions;

•	changes in our total assets under management or their composition due to investment performance, client withdrawals or inflows, market conditions, competitive pressures or other reasons;

•	the mix of our assets under management among our affiliates and the revenue yield of our assets under management;

•	the relative investment performance of company-sponsored investment funds and other asset management products both in absolute terms and relative to competing offerings and market indices;

•	our ability to maintain investment management and administrative fees at current levels;

•	the loss of key employees or principals of our current or future operating subsidiaries;

•	fluctuations in operating expenses due to variations in levels of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons;

•	the effect of current and future federal, state and foreign regulation of the asset management industry, including potential liability under applicable securities laws;

•	market, credit and liquidity risks associated with our investment management activities;

•	variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure;

•	the impairment of acquired intangible assets and goodwill;

•	costs associated with any credit support activities we engage in with regard to funds managed by our subsidiaries;

•	potential restrictions on the business of, and withdrawal of capital from, certain of our subsidiaries due to net capital requirements;

•	unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and

•	the effect of any acquisitions and dispositions, including prior acquisitions.

We have no duty to update any of the forward-looking statements after the date of this prospectus supplement, the related prospectus or any documents incorporated by reference. In assessing these forward-looking statements you should carefully consider the factors discussed under the captions “Risk Factors” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements” and “Risk Factors” in our Quarterly Reports on Form 10-Q and our most recent Annual Report on Form 10-K.

We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. Management cannot predict such new risks or the impact of such new risks on our businesses. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

SUMMARY

This summary highlights selected information contained or incorporated by reference in the prospectus supplement and the accompanying prospectus. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before investing. You should also review “Risk Factors” to determine whether an investment in the Notes is appropriate for you.

Legg Mason, Inc.

Legg Mason is a global asset management company. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company sponsored mutual funds and other pooled investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain, Switzerland and Taiwan.

Legg Mason, Inc. was incorporated in Maryland in 1981 to serve as a holding company for its various subsidiaries. The predecessor companies to Legg Mason trace back to Legg & Co., a Maryland-based broker-dealer formed in 1899. Our subsequent growth has occurred primarily through internal expansion and the acquisition of asset management and broker-dealer firms. In December 2005, Legg Mason completed a transaction in which it sold its primary broker-dealer businesses to concentrate on the asset management industry.

Recent Developments

Preliminary Unaudited Results and Assets Under Management for Our Third Quarter of Fiscal Year 2014

We recently reported our unaudited preliminary results for our third fiscal quarter, which ended December 31, 2013. These results are preliminary and are subject to completion of our financial closing procedures. Those procedures have not yet been completed and, accordingly, these results may change and those changes may be material. Our independent auditor, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data included in this prospectus supplement and, accordingly, does not express an opinion or any other form of assurance with respect thereto.

We expect our net income for the quarter ended December 31, 2013 to be in the range of $0.65 to $0.68 per diluted share, or $79 million to $83 million, which is above current analysts’ consensus estimates. The expected results reflect a decrease from our net income in the September quarter, which was $86 million or $0.70 per diluted share. This quarter’s earnings included:

•	A higher expected effective tax rate of 36%, compared with 18% in the second fiscal quarter, as last quarter’s results included a United Kingdom tax benefit of $19 million or $0.16 per diluted share.

•	Severance and other operating expenses related to previously announced corporate initiatives, including the closing down or reorganizing of certain businesses of $12 million, or $0.07 per diluted share compared with $9.5 million, or $0.05 per diluted share, of such costs in the prior quarter.

•	This quarter’s results also include an expected $5 million, or $0.04 per diluted share, charge for an adjustment to increase the contingent payment liability related to the Fauchier acquisition, as the acquired business has performed better than initially projected.

•	In addition, the expected earnings include approximately $48 million to $52 million in performance fees in the quarter, as compared to $17 million in the prior quarter.

Our preliminary Assets Under Management as of December 31, 2013 were $680 billion, composed of $182.5 billion of equity, $355.6 billion of fixed income and $141.4 billion of liquidity. The increase during the quarter arose from $14 billion in market appreciation (including a $4 billion negative foreign exchange impact), as well as $10 billion of inflows. The inflows consisted of $10 billion of positive liquidity flows and $700 million of fixed income inflows, offset by an equal amount of equity outflows.

We have provided a range for our preliminary results described above because our financial closing procedures for our third fiscal quarter ended December 31, 2013 are not yet complete. We currently expect that our final results will be within the ranges described above, which represent the most current information available to management. However, these figures are preliminary estimates and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our financial results for our third fiscal quarter ended December 31, 2013 are finalized.

The Offering

The summary below sets forth some of the principal terms of the Notes. Please read the “Description of Notes” section in this prospectus supplement and the “Description of Debt Securities” section in the accompanying prospectus for a more detailed description of the terms and conditions of the Notes.

Issuer	Legg Mason, Inc.

Notes	$400,000,000 aggregate principal amount of 5.625% Senior Notes due 2044.

Maturity of Notes	The Notes mature on January 15, 2044 unless redeemed as described below under “Description of Notes—Optional Redemption.”

Interest Rate	5.625% per annum

Interest Payment Dates	We will pay interest on the Notes on each January 15 and July 15, beginning on July 15, 2014.

Change of Control Repurchase Event	If a Change of Control Repurchase Event occurs, we must offer to repurchase all the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date. See “Description of Notes—Covenants—Offer to Repurchase Upon a Change of Control Repurchase Event.”

Limitations on Sales of Designated Subsidiaries	If, at the time when any of the 5.50% Notes are outstanding, we or a subsidiary reduces our ownership of a class or series of capital stock in a Designated Subsidiary to below 80%, in certain circumstances, we will be required to redeem or repay debt secured by such capital stock, repay term loans under any Credit Agreement otherwise maturing within one year, invest in Additional Assets or offer to repay the Notes as described under “Description of Notes—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries.”

Limitations on Liens	We and our subsidiaries will not create, assume, incur or guarantee any indebtedness that is secured by a Lien on any Voting Stock or profit participating equity interests of any Significant Subsidiary, without providing that the Notes will be equally and ratably secured. See “Description of Notes—Covenants—Limitations on Liens.”

Ranking	The Notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated senior indebtedness from time to time outstanding.

Optional Redemption	We have the option to redeem all or a portion of the Notes at any time, or from time to time, on no less than 30 nor more than 60 days’ notice mailed to holders thereof at the applicable make-whole price set forth in this prospectus supplement. See “Description of Notes— Optional Redemption.”

Sinking Fund	None.

Use of Proceeds	We expect to use the net proceeds of this offering to repay all of outstanding borrowings under a five-year term loan facility that would have matured in 2017. See “Use of Proceeds.”

No Listing	We do not intend to list the Notes on any securities exchange.

Trustee and Paying Agent	The Bank of New York Mellon.

Governing Law	New York law.

Certain Risk Factors	An investment in the Notes involves risks. Please refer to the risk factors beginning on page S-8 of this prospectus supplement and the risk factors included in the reports we file with the SEC pursuant to the Exchange Act which we incorporate by reference herein.

Conflicts of Interest	Certain of the underwriters or their affiliates are lenders under the Company’s Credit Agreement and will receive more than 5% of the proceeds of the offering. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

Summary Consolidated Financial Data

The following table sets forth summary consolidated financial data. We derived the summary operating results for the fiscal years ended March 31, 2013, 2012 and 2011, and the summary balance sheet data as of March 31, 2013 and 2012 from our audited consolidated financial statements incorporated by reference in the accompanying prospectus. The summary operating results for the fiscal years ended March 31, 2010 and 2009, and the balance sheet data as of March 31, 2011, 2010 and 2009 are derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The summary operating results for the six-months ended September 30, 2013 and 2012 and the summary balance sheet data as of September 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements incorporated by reference in the accompanying prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of our management, include all adjustments considered necessary for a fair presentation of the financial position and results of operations for such periods. This summary financial data is qualified by reference to, and should be read in conjunction with, our historical financial statements, including the notes thereto. Operating results for the six months ended September 30, 2013 are not necessarily indicative of operating results that may be expected for the full fiscal year.

	Six Months Ended September 30, (unaudited)		Years Ended March 31,
	2013	2012	2013	2012	2011	2010	2009
			(Dollars in thousands, unless otherwise noted)
OPERATING RESULTS
Operating revenues	$1,340,269	$1,270,987	$2,612,650	$2,662,574	$2,784,317	$2,634,879	$3,357,367
Operating expenses, excluding impairment	1,150,369	1,115,176	2,313,149	2,323,821	2,397,509	2,313,696	2,718,577
Impairment of intangible assets and goodwill	—	—	734,000	—	—	—	1,307,970

Operating income (loss)	189,900	155,811	(434,499)	338,753	386,808	321,183	(669,180)
Other non-operating expense	(13,170)	(73,669)	(73,287)	(54,006)	(23,315)	(32,027)	(243,577)
Other non-operating income (expense) of consolidated investment vehicles, net	5,008	(2,631)	(2,821)	18,336	1,704	17,329	7,796
Fund support	—	—	—	—	—	23,171	(2,283,236)

Income (loss) before income tax provision (benefit)	181,738	79,511	(510,607)	303,083	365,197	329,656	(3,188,197)
Income tax provision (benefit)	44,945	11,400	(150,859)	72,052	119,434	118,676	(1,223,203)

Net income (loss)	136,793	68,111	(359,748)	231,031	245,763	210,980	(1,964,994)
Less: Net income (loss) attributable to noncontrolling interests	2,690	(3,228)	(6,421)	10,214	(8,160)	6,623	2,924

Net income (loss) attributable to Legg Mason, Inc.	$134,103	$71,339	$(353,327)	$220,817	$253,923	$204,357	$(1,967,918)

BALANCE SHEET
Total assets	$6,910,559	$7,874,899	$7,269,660	$8,555,747	$8,707,756	$8,622,632	$9,232,299
Long-term debt(1)	1,095,217	1,152,839	1,144,954	1,136,892	1,201,868	1,170,334	2,740,190
Total stockholders’ equity	4,761,270	5,456,500	4,818,351	5,677,291	5,770,384	5,841,724	4,598,625

FINANCIAL RATIOS AND OTHER DATA
Total debt to total capital(2)	18.7%	17.4%	19.2%	19.6%	20.1%	19.6%	39.4%
Assets under management (in millions) at period end	$656,023	$650,700	$664,609	$643,318	$677,646	$684,549	$632,404

(1)	Includes current portion of long-term debt.
(2)	Calculated based on total debt as a percentage of total capital (total stockholders’ equity plus total debt).

RISK FACTORS

An investment in the Notes involves various material risks. Before making your investment decision, you should carefully review the following risk factors and the risks discussed under the caption “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on May 24, 2013, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, or any similar caption in the documents that we subsequently file with the SEC that are deemed to be incorporated by reference in this prospectus supplement, and the accompanying prospectus, and in any pricing term sheet that we provide you in connection with the offering of Notes pursuant to this prospectus supplement. You should also carefully review the other risks and uncertainties discussed in this prospectus supplement and the accompanying prospectus, the documents incorporated and deemed to be incorporated by reference and in any such pricing term sheet.

Risks Relating to Our Business

Our Leverage May Affect Our Business and May Restrict Our Operating Results

At September 30, 2013, on a consolidated basis, we had approximately $1.1 billion in total indebtedness, excluding debt of consolidated investment vehicles for which we are not responsible, and total stockholders’ equity of $4.8 billion, and our goodwill and other intangible assets were $1.3 billion and $3.2 billion, respectively. As of September 30, 2013, we had $500 million of additional borrowing capacity available under our various credit agreements, subject to certain conditions and compliance with the covenants in our outstanding indebtedness. As a result of this substantial indebtedness, we are required to use a significant portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other business opportunities. In addition, these servicing obligations would increase in the future if we incur additional indebtedness.

Our ability to make scheduled payments of principal, to pay interest, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control and by a variety of factors specific to our business.

The level of our indebtedness could:

•	limit our ability to obtain additional debt financing in the future or to borrow under our existing credit facilities (our principal bank debt facility requires that (i) our ratio of net debt (total debt less unrestricted cash in excess of working capital) to Consolidated EBITDA (as defined therein) not exceed 2.5 to 1, and (ii) our ratio of Consolidated EBITDA to total cash interest payments on certain Indebtedness (as defined therein) exceeds 4 to 1);

•	limit cash flow available for general corporate purposes due to the ongoing cash flow requirements for debt service;

•	limit our flexibility, including our ability to react to competitive and other changes in the industry and economic conditions; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

As of September 30, 2013, under the terms of our bank credit agreement our ratio of net debt to Consolidated EBITDA was 1.5 to 1 and our ratio of Consolidated EBITDA to interest expense was 11.9 to 1, and, therefore, Legg Mason was in compliance with its bank financial covenants. If our net income significantly declines for any reason, it may be difficult to remain in compliance with these covenants. Similarly, to the extent that we spend our available cash for purposes other than repaying debt or acquiring businesses that increase our EBITDA, we will increase our net debt to Consolidated EBITDA ratio. Although there are actions that we may take if our financial covenant compliance becomes an issue, there can be no assurance that Legg Mason will remain in compliance with its bank debt covenants.

In addition, the terms of the $650 million senior notes that we issued in May 2012 provide limitations on our ability to sell, and the use of proceeds from any sale of, certain significant subsidiaries.

Our access to credit on reasonable terms is also partially dependent on our credit ratings. If our credit ratings are downgraded, it will likely become more difficult and costly for us to access the credit markets or otherwise incur new debt.

Upon the occurrence of various events, such as a change of control, some or all of our outstanding debt obligations may come due prior to their maturity dates and may require payments in excess of their outstanding amounts, which in certain circumstances may be significant.

We May Support Money Market Funds to Maintain Their Stable Net Asset Values, or Other Products We Manage, Which Could Affect our Revenues or Operating Results

Approximately 21% of our assets under management as of December 31, 2013, consisted of assets in money market funds. Money market funds seek to preserve a stable net asset value. The money market funds our asset managers manage have always maintained this stable net asset value. However, there is no guarantee that this stable net asset value will be achieved in the future. Market conditions could lead to severe liquidity or security pricing issues, which could impact their net asset values. If the net asset value of a money market fund managed by our asset managers were to fall below its stable net asset value, we would likely experience significant redemptions in assets under management and reputational harm, which could have a material adverse effect on our revenues or net income.

If a money market fund’s stable net asset value comes under pressure, we may elect, as we have done in the past, to provide credit, liquidity, or other support to the fund. We may also elect to provide similar or other support, including by providing liquidity to a fund, to other products we manage for any number of reasons. We are not legally required to support any money market fund or other product and there can be no assurance that any support would be sufficient to avoid an adverse impact on any product or investors in any product. A decision to provide support may arise from factors specific to our products or from industry-wide factors. If we elect to provide support, we could incur losses from the support we provide and incur additional costs, including financing costs, in connection with the support. These losses and additional costs could be material, and could adversely affect our earnings. If we were to take such actions we may also restrict our corporate assets, limiting our flexibility to use these assets for other purposes, and may be required to raise additional capital.

Poor Investment Performance Could Lead to a Loss of Assets Under Management and a Decline in Revenues

We believe that investment performance is one of the most important factors for the maintenance and growth of our assets under management. Poor investment performance, either on an absolute or relative basis, could impair our revenues and growth because:

•	existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory and other fees;

•	our ability to attract funds from existing and new clients might diminish; and

•	negative absolute investment performance will directly reduce our managed assets.

In addition, in the ordinary course of our business we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced. During certain times over the last six fiscal years, several of our key equity and fixed income asset managers generated poor investment performance, on a relative basis or an absolute basis, in certain products or accounts that they managed. These investment performance issues contributed to a significant reduction in their assets under management and revenues and a reduction in performance fees. Although our overall investment performance has improved over the last three fiscal years, we still face performance issues with a number of our products, and there is typically a lag before improvements in investment performance produce a positive effect on asset flows. There can be no assurances as to when investment performance issues will cease to influence our assets under management and revenues.

Assets Under Management May Be Withdrawn, Which May Reduce Our Revenues and Net Income

Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and investors in the mutual funds that we manage may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationships with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, changes in investment preferences of clients, changes in our reputation in the marketplace, changes in management or control of clients or third-party distributors with whom we have relationships, loss of key investment management or other personnel and financial market performance. This risk is underscored by the fact that we have two international clients that represented approximately 11.7% (primarily liquidity assets) and 2.7%, respectively, of our total assets under management as of March 31, 2013 that generated approximately 2.5% and less than 0.1%, respectively, of our operating revenues for the fiscal year ended March 31, 2013. In addition, in a declining securities market, the pace of mutual fund redemptions and withdrawal of assets from other accounts could accelerate. Poor investment performance generally or relative to other investment management firms tends to result in decreased purchases of fund shares, increased redemptions of fund shares, and the loss of institutional or individual accounts. Due in part to investment performance issues, we have experienced net outflows of equity and fixed income assets under management for the last seven and six fiscal years, respectively. While the rate of outflows decreased in fiscal year 2013, there can be no assurances as to when, or if, the flows will reverse. During fiscal years 2013 and 2012 we had $11.7 billion and $27.5 billion, respectively, in aggregate net client outflows. The fiscal year 2013 outflows included $20.4 billion in equity asset outflows and $11.0 in fixed income asset outflows, which were partially offset by $19.7 billion in liquidity asset inflows.

If We Are Unable to Maintain Our Fee Levels or If Our Asset Mix Changes, Our Revenues and Margins Could Be Reduced

Our profit margins and net income are dependent in significant part on our ability to maintain current fee levels for the products and services that our asset managers offer. There has been a trend toward lower fees in some segments of the asset management industry, and no assurances can be given that we will be able to maintain our current fee structure. Competition could lead to our asset managers reducing the fees that they charge their clients for products and services. See “—Competition in the Asset Management Industry Could Reduce our Revenues and Net Income.” In addition, our asset managers may be required to reduce their fee levels, or restructure the fees they charge, because of, among other things, regulatory initiatives or proceedings that are either industrywide or specifically targeted, or court decisions. A reduction in the fees that our asset managers charge for their products and services will reduce our revenues and could reduce our net income. These factors also could inhibit our ability to increase fees for certain products.

Our assets under management can generate very different revenues per dollar of managed assets based on factors such as the type of asset managed (equity assets generally produce greater revenues than fixed income assets), the type of client (institutional clients generally pay lower fees than other clients), the type of asset management product or service provided and the fee schedule of the asset manager providing the service. A shift in the mix of our assets under management from higher revenue-generating assets to lower revenue-generating assets may result in a decrease in our revenues even if our aggregate level of assets under management remains unchanged or increases. A decrease in our revenues, without a commensurate reduction in expenses, will reduce our net income. We experienced such a shift in the mix of our assets under management during fiscal year 2013, during which our equity assets under management decreased from $163.4 billion (26% of our total assets under management) on March 31, 2012 to $161.8 billion (24% of our total assets under management) on March 31, 2013. There can be no assurances that this shift will not continue or reverse.

Our Mutual Fund Management Contracts May Not Be Renewed, Which May Reduce Our Revenues and Net Income

A substantial portion of our revenue comes from managing U.S. mutual funds. We generally manage these funds pursuant to management contracts with the funds that must be renewed and approved by the funds’ boards of directors annually. A majority of the directors of each mutual fund are independent from us. Although the funds’ boards of directors have historically approved each of our management contracts, there can be no assurance that the board of directors of each fund that we manage will continue to approve the fund’s management contract each year, or will not condition its approval on the terms of the management contract being revised in a way that is adverse to us. If a mutual fund management contract is not renewed, or is revised in a way that is adverse to us, it could result in a reduction in our revenues and, if our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

Unavailability of Appropriate Investment Opportunities Could Hamper Our Investment Performance or Growth

An important component of investment performance is the availability of appropriate investment opportunities for new client funds. If any of our asset managers is not able to find sufficient investments for new client assets in a timely manner, the asset manager’s investment performance could be adversely affected. Alternatively, if one of our asset managers does not have sufficient investment opportunities for new funds, it may elect to limit its growth by reducing the rate at which it receives new funds. Depending on, among other factors, prevailing market conditions, the asset manager’s investment style, regulatory and other limits and the market sectors and types of opportunities in which the asset manager typically invests (such as less capitalized companies and other more thinly traded securities in which relatively smaller investments are typically made), the risks of not having sufficient investment opportunities may increase when an asset manager increases its assets under management, particularly when the increase occurs very quickly. If our asset managers are not able to identify sufficient investment opportunities for new client funds, their investment performance or ability to grow may be reduced.

Changes in Securities Markets and Prices May Affect Our Revenues and Net Income

A large portion of our revenue is derived from investment advisory contracts with clients. Under these contracts, the investment advisory fees we receive are typically based on the market value of assets under management. Accordingly, a decline in the prices of securities generally may cause our revenues and income to decline by:

•	causing the value of our assets under management to decrease, which would result in lower investment advisory and other fees;

•	causing our clients to withdraw funds in favor of investments they perceive offer greater opportunity or lower risk, which would also result in lower investment advisory and other fees; or

•	decreasing the performance fees earned by our asset managers.

There are substantial fluctuations in price levels in the securities markets. These fluctuations can occur on a daily basis and over longer periods as a result of a variety of factors, including national and international economic and political events, broad trends in business and finance, and interest rate movements. Reduced securities market prices generally may result in reduced revenues from lower levels of assets under management and loss or reduction in incentive and performance fees. Periods of reduced market prices may adversely affect our profitability because fixed costs remain relatively unchanged. Because we operate in one industry, the business cycles of our asset managers may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business.

In addition, as of March 31, 2013, a substantial portion of our assets was invested in securities and other seed capital investments. A decline in the value of equity, fixed income or other alternative securities could lower the value of these investments and result in declines in our non-operating income and net income. Increases or decreases in the value of these investments could increase the volatility of our earnings.

Changes in Interest Rates Could Have Adverse Effects on Our Assets Under Management

Increases in interest rates from their historically low present levels may adversely affect the net asset values of our assets under management. In addition, in a rising interest rate environment institutional investors may shift liquidity assets that we manage in pooled investment vehicles to direct investments in the types of assets in which the pooled vehicles invest in order to realize higher yields. Furthermore, increases in interest rates may result in reduced prices in equity markets. Conversely, decreases in interest rates could lead to outflows in fixed income or liquidity assets that we manage as investors seek higher yields. Any of these effects could lower our assets under management and revenues and, if our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

The current historically low interest rate environment affects the yields of money market funds, which are based on the income from the underlying securities less the operating costs of the funds. With short-term interest rates at or near zero, the operating expenses of money market funds may become greater than the income from the underlying securities. We are monitoring the industry wide low yields of money market funds, which may result in negative yields, particularly in Europe, which could have a significant adverse effect on the industry in general and our liquidity business in particular. During the past three fiscal years, we voluntarily waived certain fees or assumed expenses of money market funds for competitive reasons, such as to maintain positive yields. These fee waivers resulted in $100 million in reduced investment advisory revenues in fiscal year 2013, and have continued into the present fiscal year.

Competition in the Asset Management Industry Could Reduce Our Revenues and Net Income

The asset management industry in which we are engaged is extremely competitive and we face substantial competition in all aspects of our business. We compete with numerous international and domestic asset management firms and broker-dealers, mutual fund complexes, hedge funds, commercial banks, insurance companies, other investment companies and other financial institutions. Many of these organizations offer products and services that are similar to, or compete with, those offered by our asset managers and have substantially more personnel and greater financial resources than we do. Some of these competitors have proprietary products and distribution channels that make it more difficult for us to compete with them. In addition, many of our competitors have long-standing and established relationships with distributors and clients. From time to time, our asset managers also compete with each other for clients and assets under management. Our ability to compete may be adversely affected if, among other things, our asset managers lose key employees or, as has been the case for certain of the products managed by our asset managers, under-perform in comparison to relevant performance benchmarks or peer groups.

The asset management industry has experienced from time to time the entry of many new firms, as well as significant consolidation as numerous asset management firms have either been acquired by other financial services firms or ceased operations. In many cases, this has resulted in firms with greater financial resources than we have. In addition, a number of heavily capitalized companies, including commercial banks and foreign entities have made investments in and acquired asset management firms. Access to mutual fund distribution channels has also become increasingly competitive. All of these factors could make it more difficult for us to compete, and no assurance can be given that we will be successful in competing and growing our assets under management and business. If clients and potential clients decide to use the services of competitors, it could reduce our revenues and growth rate, and if our revenues decrease without a commensurate reduction in our expenses, our net income will be reduced. In this regard, there are a number of asset classes and product types that are not well covered by our current products and services. When these asset classes or products are in favor with investors, we will miss the opportunity to gain the assets under management that are being invested in these assets and face the risk of our managed assets being withdrawn in favor of competitors who provide services covering these classes or products. For example, to the extent there is a trend in the asset management business in favor of passive products such as index and exchange-traded funds, it favors our competitors who provide those products over active managers like our asset managers. In addition, our asset managers are not typically the lowest cost provider of asset management services. To the extent that we compete on the basis of price in any of our businesses, we may not be able to maintain our current fee structure in that business, which could adversely affect our revenues and net income. In the retail separately managed account program business, there has been a trend toward more open programs that involve more asset managers who provide only investment models which the financial institution sponsor’s employees use to allocate assets. A number of the programs for which we provide services have followed this trend, and additional programs could do so in the future. This trend could result in assets under management retention issues due to additional competition within the programs, particularly for products with performance issues, and reduced management fees, which are typical results of providing investment models rather than advisory services.

Our business is asset management. As a result, we may be more affected by trends and issues affecting the asset management industry, such as industry-wide regulatory issues and inquiries, publicity about, and public perceptions of the industry and asset management industry market cycles, than other financial services companies that have more diversified businesses.

We May Engage in Strategic Transactions That Could Create Risks

As part of our business strategy, we regularly review, are currently reviewing, and from time to time have discussions with respect to potential strategic transactions, including potential acquisitions, dispositions, consolidations, joint ventures or similar transactions and “lift-outs” of portfolio management teams, some of which may be material. There can be no assurance that we will find suitable candidates for strategic transactions at acceptable prices, have sufficient capital resources to accomplish our strategy, or be successful in entering into agreements for desired transactions. In addition, these transactions typically involve a number of risks and present financial, managerial and operational challenges, including:

•	adverse effects on our reported earnings per share in the event acquired intangible assets or goodwill become impaired;

•	existence of unknown liabilities or contingencies that arise after closing; and

•	potential disputes with counterparties.

Acquisitions, including completed acquisitions, also pose the risk that any business we acquire may lose customers or employees or could underperform relative to expectations. We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution or integration. Following the completion of an acquisition, we may have to rely on the seller to provide administrative and other support, including financial reporting and internal controls, to the acquired business for a period of time. There can be no assurance that the seller will do so in a manner that is acceptable to us.

Strategic transactions typically are announced publicly even though they may remain subject to numerous closing conditions, contingencies and approvals and there is no assurance that any announced transaction will actually be consummated. The failure to consummate an announced transaction could have an adverse effect on us. Future transactions may also further increase our leverage or, if we issue equity securities to pay for acquisitions, dilute the holdings of our existing stockholders.

Regulatory Matters May Negatively Affect Our Business and Results of Operations

Our business is subject to regulation by various regulatory authorities that are charged with protecting the interests of our clients. We could be subject to civil liability, criminal liability, or sanction, including revocation of our subsidiaries’ registrations as investment advisers, revocation of the licenses of our employees, censures, fines, or temporary suspension or permanent bar from conducting business, if we violate such laws or regulations. Any such liability or sanction could have a material adverse effect on our financial condition, results of operations, reputation, and business prospects. In addition, the regulatory environment in which we operate frequently changes and has seen significant increased regulation in recent years. In particular, we have incurred, and will continue to incur, significant additional costs as a result of regulatory changes affecting U.S. mutual funds and changes to European mutual fund regulation, including the European Union directive on Undertakings for Collective Investments in Transferable Securities directives and the Alternative Investment Fund Managers directive. Furthermore, the SEC has proposed replacing Rule 12b-1 under the Investment Company Act of 1940, which regulates certain fees that may be paid to mutual fund distributors, with a new regulation that would significantly change fund distribution practices in the industry. This proposal, if adopted, could increase our operational and compliance costs and may affect our ability to compensate distributors for selling our products. We also are spending time and money to comply with the requirements of the U.S. Foreign Account Tax Compliance Act. Our business and results of operations can also be adversely affected by federal, state and foreign regulatory issues and proceedings.

We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations. For example, we note that the U.S. federal government has made, and has proposed further, significant changes to the regulatory structure of the financial services industry, and we expect to spend time and resources to comply with these regulatory changes.

We also note that recommendations for regulatory reform in the liquidity asset management business include the possible imposition of banking and banking-like regulations on liquidity funds and their managers or of ending the stable-value characteristic of these funds. Currently, SEC and European regulatory officials have stated publicly that they are considering proposing additional regulations for money market funds that are designed to address certain concerns arising from the 2007-2008 financial crisis. Among the changes under consideration are a possible requirement that money market funds have a capital buffer, the imposition of redemption holdbacks, and a requirement that money market funds convert to a floating net asset value. If adopted, these proposals, which also have been publicly supported by a number of banking officials, could significantly impact the money market fund industry. Depending on the nature of any changes adopted, the new regulations could, among other things, reduce the attractiveness of money market funds to retail and institutional investors and raise the costs of being in this business. We continue to monitor this area carefully and, if new regulations are adopted, we will consider how they affect our liquidity management business and take action, as appropriate. Any of these revisions could adversely affect our liquidity asset management business and our results of operations.

Instances of criminal activity and fraud by participants in the asset management industry, disclosures of trading and other abuses by participants in the financial services industry and significant governmental intervention and investment in the financial markets and financial firms have led the U.S. government and regulators to increase the rules and regulations governing, and oversight of, the U.S. financial system. This activity has resulted in changes to the laws and regulations governing the asset management industry and more aggressive enforcement of the existing laws and regulations. For example, the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act in the U.S. provides for a comprehensive overhaul of the financial services regulatory environment and requires the adoption of extensive regulations and many regulatory decisions to be implemented. Certain provisions of the Dodd-Frank Act will, and other provisions may, require us to change or impose new limitations on the manner in which we conduct business, will or may increase regulatory compliance burdens, and may have unintended adverse consequences on the liquidity or structure of the financial markets. The ongoing revisions to the laws and regulations governing our business, and their counterparts internationally, are an ongoing process. The cumulative effect of these actions may result in increased expenses, or lower management or other fees, and therefore adversely affect the revenues or profitability of our business.

If Our Reputation is Harmed, We Could Suffer Losses in Our Business, Revenues and Net Income

Our business depends on earning and maintaining the trust and confidence of clients and other market participants, and the resulting good reputation is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries, employee misconduct and rumors, among other things, can substantially damage our reputation, even if they are baseless or satisfactorily addressed. Regulatory sanctions or adverse litigation results can also cause substantial damage to our reputation. Any damage to our reputation could impede our ability to attract and retain clients and key personnel, and lead to a reduction in the amount of our assets under management, any of which could have a material adverse effect on our revenues and net income.

Failure to Properly Address Conflicts of Interest Could Harm Our Reputation, Business and Results of Operations

As we have expanded the scope of our businesses and our client base, we must continue to address conflicts between our interests and those of our clients. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. We have procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if we fail, or appear to fail, to deal appropriately with conflicts of interest, we could face reputational damage, litigation or regulatory proceedings or penalties, any of which may adversely affect our revenues or net income.

Our Business Involves Risks of Being Engaged in Litigation and Liability That Could Increase Our Expenses and Reduce Our Net Income

Many aspects of our business involve substantial risks of liability. In the normal course of business, our asset managers are from time to time named as defendants or co-defendants in lawsuits, or are involved in disputes that involve the threat of lawsuits, seeking substantial damages. Although we believe the claims are without merit, no assurances can be given that this lawsuit will not adversely impact our expenses or net income. We are also involved from time to time in governmental and self-regulatory organization investigations and proceedings, including the regulatory proceedings discussed in Note 9 of Notes to Consolidated Financial Statements in Item 1 of our Quarterly Report on Form 10-Q filed on November 6, 2013. Similarly, the investment funds that our asset managers manage are subject to actual and threatened lawsuits and governmental and self-regulatory organization investigations and proceedings, any of which could harm the investment returns or reputation of the applicable fund or result in our asset managers being liable to the funds for any resulting damages. There has been an increased incidence of litigation and regulatory investigations in the asset management industry in recent years, including customer claims as well as class action suits seeking substantial damages. Any litigation can increase our expenses and reduce our net income.

Insurance May Not Be Available on a Cost Effective Basis to Protect Us From Liability

We face the inherent risk of liability related to litigation from clients, third-party vendors or others and actions taken by regulatory agencies. To help protect against these potential liabilities, we purchase insurance in amounts, and against risks, that we consider appropriate, where such insurance is available at prices we deem acceptable. There can be no assurance, however, that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, that any insurer will remain solvent and will meet its obligations to provide us with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Insurance costs are impacted by market conditions and the risk profile of the insured, and may increase significantly over relatively short periods. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. Renewals of insurance policies may expose us to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability.

Failure to Comply With Contractual Requirements or Guidelines Could Result in Liability and Loss of Assets Under Management, Both of Which Could Cause Our Net Income to Decline

The asset management contracts under which we manage client assets, including contracts with investment funds, often specify guidelines or contractual requirements that we are obligated to observe in providing asset management services. A failure to comply with these guidelines or requirements could result in damage to our reputation, liability to the client or the client reducing its assets under our management, any of which could cause our revenues and net income to decline. This risk is increased by the trend toward customized, specialized mandates seen by many of our asset managers, which tends to result in more complex mandates that are more difficult to administer.

Loss of Key Personnel Could Harm Our Business

We are dependent on the continued services of a number of our key asset management personnel and our management team, including our Chief Executive Officer. The loss of any of such personnel without adequate replacement could have a material adverse effect on us. Moreover, since certain of our asset managers contribute significantly to our revenues and net income, the loss of even a small number of key personnel at these businesses could have a disproportionate impact on our overall business. Additionally, we need qualified managers and skilled employees with asset management experience in order to operate our business successfully. The market for experienced asset management professionals is extremely competitive and is increasingly characterized by the movement of employees among different firms. Due to the competitive market for asset management professionals and the success of some of our employees, our costs to attract and retain key employees are significant and will likely increase over time. From time to time, we may work with key employees to revise revenue sharing agreements and other employment-related terms to reflect current circumstances, including in situations where a revenue sharing agreement may result in insufficient revenues being retained by the subsidiary. In addition, since the investment track record of many of our products and services is often attributed to a small number of individual employees, and sometimes one person, the departure of one or more of these employees could cause the business to lose client accounts or managed assets, which could have a material adverse effect on our results of operations and financial condition. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations and financial results would be materially adversely affected.

The Soundness of Other Financial Institutions Could Adversely Affect Our Business

Volatility in the markets in the recent past has highlighted the interconnection of the global markets and demonstrated how the deteriorating financial condition of one institution may materially and adversely impact the performance of other institutions. Legg Mason, and the funds and accounts that we manage, has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry. We, and the funds and accounts we manage, may be exposed to credit, operational or other risk in the event of a default by a counterparty or client, or in the event of other unrelated systemic failures in the markets.

Our Business is Subject to Numerous Operational Risks

We face numerous operational risks related to our business on a day-to-day basis. Among other things, we must be able to consistently and reliably obtain securities pricing information, process trading activity, process client and investor transactions and provide reports and other customer service to our clients, investors and distributors. Failure to keep current and accurate books and records can render us subject to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. If any of our financial, portfolio accounting or other data processing systems, or the systems of third parties on whom we rely, do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, or those of third parties on whom we rely, we could suffer an impairment to our liquidity, a financial loss, a disruption of our businesses, liability to clients, regulatory problems or damage to our reputation. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more offices (as occurred with one of our New York City offices when the office building in which it was located was flooded by Hurricane Sandy in October 2012). In addition, our operations are dependent upon information from, and communications with, third parties, and operational problems at third parties may adversely affect our ability to carry on our business.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems, networks and mobile devices and on the computer systems, networks and mobile devices of third parties on whom we rely. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software, networks and mobile devices, and those of third parties on whom we rely, may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that have a security impact. If one or more of such events occur, it potentially could jeopardize our or our clients’, employees’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our or third party computer systems, networks and mobile devices, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to spend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that we maintain.

We depend on our headquarters, the offices of our subsidiaries, our operations centers and third-party providers for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our asset managers, or an event disrupting the ability of our employees to perform their job functions, including terrorist attacks or a disruption involving electrical communications, transportation or other services used by us or third parties with whom we conduct business, directly affecting our headquarters, the offices of our subsidiaries, our operations centers or the travel of our sales, client service and other personnel, may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses.

Potential Impairment of Goodwill and Intangible Assets Could Increase Our Expenses and Reduce Our Assets

Determining goodwill and intangible assets, and evaluating them for impairment, requires significant management estimates and judgment, including estimating value and assessing life in connection with the allocation of purchase price in the acquisition creating them. Our goodwill and intangible assets may become impaired as a result of any number of factors, including losses of investment management contracts or declines in the value of managed assets. Any impairment of goodwill or intangibles could have a material adverse effect on our results of operations. For example, during the fiscal year ended March 31, 2013, we incurred aggregate impairment charges of $734 million ($508 million, net of taxes) primarily relating to domestic mutual fund contracts and Permal funds-of-hedge funds contracts.

The domestic mutual fund contracts asset acquired in the 2005 acquisition of the Citigroup Asset Management (“CAM”) business of $2,106 million and the Permal/Fauchier funds-of-hedge funds contracts assets of $692 million account for approximately 65% and 22%, respectively, of our indefinite-life intangible assets, while the goodwill in our reporting unit aggregates $1.3 billion, in each case as of March 31, 2013.

The carrying values of domestic mutual fund contracts and Permal funds-of-hedge funds contracts assets were both written down to their respective fair values as a result of the aforementioned impairments during the fiscal year ended March 31, 2013. As a result, decreases in our cash flow projections or increases in the discount rates, resulting from actual results or changes in assumptions, resulting from market conditions, reduced assets under management, less favorable operating margins, lower yielding asset mixes, and other factors, may result in further impairments of these assets. There can be no assurances that continued market uncertainty or asset outflows, or other factors, will not produce an additional impairment.

During the nine months ended December 31, 2013, no triggering events required that we consider impairment tests of any of our intangible assets or goodwill prior to our annual December 31 impairment tests. Our December 31, 2013 impairment testing is substantially complete and preliminarily, no impairments have been noted.

During the nine months ended December 31, 2013, cash flows from our Permal funds-of-hedge funds contracts marginally exceeded previous projections, such that the related carrying value continues to be sensitive to changes in actual results or the assumptions noted above. For our domestic mutual fund contracts, during the nine months ended December 31, 2013, cash flows exceeded previous projections, but the related carrying value remains sensitive to changes in actual results or the assumptions noted above. Therefore, market decreases, outflows or other changes in actual results or the assumptions noted above may result in an impairment of the Permal fund-of-hedge-funds or the domestic mutual fund contracts assets. A modest change with respect to the Permal fund-of-hedge-funds contracts could lead to impairment of the related asset, while a larger change with respect to the domestic mutual funds contracts would be required to impair the related asset. Cash flows from our reporting unit and other indicators of the reporting unit’s fair value have improved notably during the nine months ended December 31, 2013, such that its fair value more significantly exceeds its aggregate carrying value at December 31, 2013. However, changes in the assumptions underlying projected cash flows from the reporting unit or its EBITDA multiple, resulting from market conditions, reduced assets under management or other factors, could still result in an impairment of goodwill.

These results are preliminary and are subject to completion of our financial closing procedures. Our independent auditor, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data included in this prospectus supplement and, accordingly, does not express an opinion or any other form of assurance with respect thereto.

Our Deferred Tax Assets May Not Be Fully Realizable

As of March 31, 2013, we had approximately $771 million in U.S. federal deferred tax assets, which represent tax benefits that we expect to realize in future periods. Under accounting rules, we are required to recognize a charge to earnings to reduce our deferred tax assets if it is determined that any future tax benefits are not likely to be realized before they expire. Deferred tax assets generated in U.S. jurisdictions resulting from net operating losses generally expire 20 years after they are generated. Those resulting from foreign tax credits generally expire 10 years after they are generated. In order to realize these future tax benefits, we estimate that we must generate approximately $4.2 billion in future U.S. earnings, approximately $332 million of which must be in the form of foreign source income, before the benefits expire. There can be no assurances that we will achieve this level of earnings before some portion of these tax benefits expires. In addition, our belief that we will likely be able to realize these future tax benefits is based in part upon our estimates of the timing of other differences in revenue and expense recognition between tax returns and financial statements and our understanding of the application of tax regulations, which may prove to be incorrect for any number of reasons, including future changes in tax or accounting regulations. If we are required to recognize a charge to earnings to reduce our deferred tax assets, the charge may be material to our earnings or financial condition.

Performance-Based Fee Arrangements May Increase the Volatility of Our Revenues

A portion of our total revenues is derived from performance fees. Our asset managers earn performance fees under certain client agreements if the investment performance in the portfolio meets or exceeds a specified benchmark. If the investment performance does not meet or exceed the investment return benchmark for a particular period, the asset manager will not generate a performance fee for that period and, if the benchmark is based on cumulative returns, the asset manager’s ability to earn performance fees in future periods may be impaired. As of March 31, 2013, approximately 6% of our assets under management were in accounts or products that are eligible to earn performance fees. We earned $98.6 million, $49.5 million and $96.7 million in performance fees during fiscal 2013, 2012 and 2011, respectively. We earned $39.4 million in performance fees during the six months ended September 30, 2013. An increase in performance fees, or in performance-based fee arrangements with our clients, could create greater fluctuations in our revenues.

We Are Exposed to a Number of Risks Arising From Our International Operations

Our asset managers operate in a number of jurisdictions outside of the United States on behalf of international clients. We have offices in numerous countries and many cross border and local proprietary funds that are domiciled outside the United States. Our international operations require us to comply with the legal requirements of various foreign jurisdictions, expose us to the political consequences of operating in foreign jurisdictions and subject us to expropriation risks, expatriation controls and potential adverse tax consequences which, among other things, make it more difficult to repatriate to the United States the cash that we generate outside the U.S. At March 31, 2013, our total cash and cash equivalents of $933 million included approximately $415 million held by our foreign subsidiaries, some of which, if repatriated, may be subject to material tax effects. Furthermore, despite controls and other actions reasonably designed to mitigate these risks, our international operations expose us to risks arising from Legg Mason’s potential responsibility for actions of third party agents and other representatives of our business operating outside our primary jurisdictions of operation. Our foreign business operations are also subject to the following risks:

•	difficulty in managing, operating and marketing our international operations;

•	fluctuations in currency exchange rates which may result in substantial negative effects on assets under management and revenues in our U.S. dollar-based financial statements; and

•	significant adverse changes in foreign political, economic, legal and regulatory environments.

We Rely Significantly on Third Parties to Distribute Mutual Funds and Certain Other Products

Our ability to market and distribute mutual funds and certain other investment products that we manage is significantly dependent on access to third-party financial intermediaries that distribute these products. These distributors are generally not contractually required to distribute our products, and typically offer their clients various investment products and services, including proprietary products and services, in addition to and in competition with our products and services. Relying on third-party distributors also exposes us to the risk of increasing costs of distribution, as we compensate them for selling our products and services in amounts that are agreed between them and us but which, in many cases, are largely determined by the distributor. There has been a recent trend of increasing fees paid to certain distributors in the asset management business, and our distribution costs have increased as a result. Many of the funds we manage were historically primarily distributed through Citigroup’s retail brokerage business. While we have strived to diversify our distribution network, the retail business created by the combination of Morgan Stanley’s brokerage unit and Citigroup’s Smith Barney brokerage unit into Morgan Stanley Wealth Management (formerly Morgan Stanley Smith Barney) remains the primary intermediary selling our funds. While the third-party distributors are compensated for distributing our products and services, there can be no assurances that we will be successful in distributing our products and services through them. In addition, mergers and other corporate transactions among distributors may affect our distribution relationships. For example, we are not able to predict the long-term effect of the Morgan Stanley Wealth Management business on our ability to continue to successfully distribute our funds and other products through it, or the costs of doing so. If we are unable to distribute our products and services successfully, it will adversely affect our revenues and net income, and any increase in distribution-related expenses could adversely affect our net income.

Our Funds-of-Hedge Funds Business Entails a Number of Risks

Permal operates in the international funds-of-hedge funds business. The funds-of-hedge funds business typically involves clients being charged fees on two levels—at the funds-of-funds level and at the underlying funds level. These fees may include management fees and performance fees. While we are not currently aware of any issues in this area, there is no assurance that Permal will not be forced to change its fee structures by competitive or other pressures or that Permal’s fee structures will not hamper its growth. Furthermore, Permal, consistent with other funds-of-hedge funds managers, has experienced a trend in recent years of outflows in business from retail high net worth clients and inflows from institutional clients. There can be no assurance that Permal will be able to continue its transition into the institutional business, or that this transition will not affect the revenues or profits of Permal. In addition, Permal may generate significant performance fees from time to time, which could increase the volatility of our revenues. See “—Performance-Based Fee Arrangements May Increase the Volatility of our Revenues.” Because Permal operates in the funds-of-hedge funds business globally, it is exposed to a number of regulatory authorities and requirements in different jurisdictions.

We May Incur Charges Related to Leased Facilities

We continue to be exposed to the risk of incurring charges related to subleases or vacant space for several of our leased offices. As of September 30, 2013, our future commitments from third parties under non-cancellable subleases were approximately $178 million, which in total, net of reserves, effectively offsets obligations under our leases for the properties. As part of an evaluation of our real estate needs, we abandoned certain leased real estate during fiscal year 2013, and are pursuing sub-tenants for that space. As of September 30, 2013, our total future lease commitments for office space that we vacated and are seeking to sublease was approximately $24 million, of which we reserved approximately $14 million through lease charges to our earnings during the fiscal year ended September 30, 2013. Under generally accepted accounting principles, at the time a sublease is entered into or space is deemed permanently abandoned, we must incur a charge equal to the present value of the amount by which the commitments under the lease exceeds the amount due, or amount expected to be received, under a sublease. As a result, in a period of declining commercial lease markets, we are exposed to the risk of incurring charges relating to any premises we are seeking to sublease resulting from longer periods to identify sub-tenants and reduced market rent rates leading to new sub-tenants paying less in rent than we are paying under our lease. Also, if a sub-tenant defaults on its sublease, we would likely incur a charge for the rent that we will incur during the period that we expect would be required to sublease the premises and any reduction in rent that current market rent rates lead us to expect a new sub-tenant will pay. This risk is underscored by the fact that one sub-tenant represents approximately half of the future sublease rent commitments described above. There can be no assurance that we will not recognize additional lease-related charges, which may be material to our results of operations.

Risks Relating to the Notes

Our Debt Is Structurally Subordinated to the Debt and Other Liabilities of Our Subsidiaries

The Notes are obligations exclusively of Legg Mason. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our debt is “structurally subordinated” to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. The indenture governing the Notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including secured indebtedness, to pay dividends or make distributions on, or redeem or repurchase our equity securities, or to engage in highly leveraged transactions that would increase the level of our indebtedness.

We Depend Upon Our Subsidiaries to Service Our Debt

Our cash flow and our ability to service our debt, including the Notes, is dependent upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. They have no obligation to pay any amounts due under the Notes or to provide us with funds for our payment obligations. Payment to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and other business considerations.

We May Not Have Sufficient Funds to Finance a Change of Control Offer, If One is Required

The source of funds that will be required to repurchase Notes in the event of a Change of Control Repurchase Event will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of Notes tendered. The occurrence of a change of control constitutes an event of default under our revolving credit facility entitling the lenders to accelerate any indebtedness outstanding under the facility and to terminate the facility. Our future debt instruments may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase Notes upon a Change of Control Repurchase Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Repurchase Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Repurchase Event to make the required repurchase of our other debt and the Notes.

We May Issue Additional Notes

Under the terms of the indenture that governs the Notes, we may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional debt securities of a new or existing series. If we issue additional notes, the new notes will be equal in rank to the outstanding Notes in all material respects, and the new notes may be consolidated and form a single series with the outstanding Notes and have the same terms as to status, redemption or otherwise as the Notes. Such additional notes will be fungible with the outstanding Notes for United States federal income tax purposes or will be issued under a separate CUSIP number.

There Is No Public Market for the Notes

We can give no assurances concerning the liquidity of any market that may develop for the Notes offered hereby, the ability of any investor to sell the Notes or the price at which investors would be able to sell them. If a market for the Notes does not develop, investors may be unable to resell the Notes for an extended period of time, if at all. If a market for the Notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the Notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the Notes as collateral for loans.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $388,618,800, after deducting the underwriting discount and offering expenses. We expect to use the net proceeds of this offering, plus cash on hand, to repay all of our outstanding borrowings under a five-year term loan facility. The term loan facility would have matured on June 27, 2017. As of September 30, 2013, there was $450,000,000 outstanding under the term loan facility, which bears interest at LIBOR plus 150 basis points.

Certain of the underwriters or their affiliates are lenders under our term loan facility and will receive a portion of the net proceeds from this offering through repayment. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth a summary of our consolidated cash and cash equivalents and capitalization as of September 30, 2013, actual and as adjusted to give effect to this offering, use of cash on hand and use of net proceeds thereof, after deducting underwriting discounts and commissions and estimated transaction expenses payable by us, to repay outstanding borrowings under our five-year term loan facility as described under “Use of Proceeds” and “Summary—Recent Developments.” This table should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus supplement.

	September 30, 2013
	Actual	As Adjusted
	(unaudited, dollars in thousands)
Cash and equivalents:
Cash and cash equivalents	$711,856	$650,475
Restricted cash	12,989	12,989

Subtotal	724,845	663,464
Cash and cash equivalents of Consolidated Investment Vehicles	12,902	12,902

Total Cash and Equivalents	$737,747	$676,366

Long-term debt:
Notes offered hereby(1)	$—	$393,740
5.50% Senior Notes	644,560	644,560
Five-year amortizing term loan	450,000	—
Other term loans	657	657

Subtotal	1,095,217	1,038,957
Long-Term Debt of Consolidated Investment Vehicles	101,773	101,773

Total Long-Term Debt(2)	1,196,990	1,140,730
Redeemable Noncontrolling Interests	18,743	18,743
Stockholders’ equity:
Common stock, par value $.10; authorized 500,000,000 shares; issued and as adjusted: 121,138,516 shares	12,114	12,114
Additional paid-in capital	3,304,142	3,304,142
Employee stock trust	(30,421)	(30,421)
Deferred compensation employee stock trust	30,421	30,421
Retained earnings	1,406,083	1,404,990
Appropriated retained earnings of unconsolidated investment vehicle	6,621	6,621
Accumulated other comprehensive income net	32,310	32,310

Total stockholders’ equity	4,761,270	4,760,177

Total capitalization	$6,714,750	$6,596,016

(1)	Reflects the original issue discount of $6.26 million at issuance.
(2)	Includes current portion of long-term debt.

DESCRIPTION OF NOTES

The Notes will be issued under a supplemental indenture or officer’s certificate to an indenture providing for the issuance of senior debt securities in series to be entered into on the date of original issuance of the Notes (the “senior base indenture”), between Legg Mason, Inc. and The Bank of New York Mellon, as trustee (the “trustee”). In this description, the senior base indenture and the supplemental indenture or officer’s certificate establishing the terms of the Notes are collectively referred to as the “indenture.” The Notes will be issued as a series of our senior debt securities under the indenture. The following summaries of certain provisions of the indenture do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions in the indenture of certain terms. In this description, “we,” “our,” “us” and “Legg Mason” refer to Legg Mason, Inc. and not to any subsidiary of Legg Mason.

The Notes will mature on January 15, 2044, unless redeemed as described below under “—Optional Redemption.” The Notes will bear interest from January 22, 2014 at the rate per annum shown on the cover of this prospectus supplement. Interest on the Notes will be payable semi-annually in arrears on each January 15 and July 15 (each such day, an “interest payment date”), beginning on July 15, 2014, to the persons in whose names the Notes are registered at the close of business on the 15th calendar day preceding the respective interest payment date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Notes issued in this offering will be initially issued in an aggregate principal amount of $400,000,000. The Notes will be issued in book-entry only form through the facilities of DTC in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes will be subject to defeasance upon satisfaction of certain conditions described under “Description of Debt Securities—Defeasance” in the accompanying prospectus.

We do not intend to list the Notes on any securities exchange.

Ranking

The Notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated senior indebtedness from time to time outstanding. Our rights and the rights of our creditors, including holders of Notes, to participate in the distribution of assets of any of our subsidiaries upon such subsidiary’s liquidation or recapitalization, or otherwise, will be subject to the prior claims of such subsidiary’s preferred equity holders and creditors, except to the extent that we may ourselves be a creditor with recognized claims against such subsidiary.

Issuance of Additional Debt Securities

Under the terms of the indenture, we may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional debt securities of a new or existing series. If we issue additional debt securities, the new debt securities will be equal in rank to the outstanding Notes in all material respects. We may reopen an outstanding series of debt securities or issue a new series of debt securities.

In the case of a reopening of the offering of the Notes, we may, without notice to or consent of the holders or beneficial owners of the Notes, issue in a separate offering additional notes having the same ranking, interest rate, maturity and other terms as the Notes (except for the issue date and public offering price and, if applicable, the initial interest payment date and initial interest accrual date). No additional notes may be issued if an event of default has occurred and is continuing with respect to the Notes. Any additional notes, together with the original Notes, will constitute a single series under the indenture. Such additional notes will be fungible with the outstanding Notes for United States federal income tax purposes or will be issued under a separate CUSIP number.

Optional Redemption

We have the option to redeem all or a portion of the Notes at any time, or from time to time, on no less than 30 nor more than 60 days’ notice mailed to holders thereof, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the sum of the present values of the Remaining

Scheduled Payments (as defined below) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 0.30% (30 basis points), plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Independent Investment Banker” means any of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. and their respective successors and any other nationally recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) appointed from time to time by us; provided that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute for such entity another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced (solely for the purpose of this calculation) by the amount of interest accrued thereon to, but excluding, such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes called for redemption. On or before any redemption date, we shall deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date.

Covenants

Offer to Repurchase Upon a Change of Control Repurchase Event

If a Change of Control Repurchase Event (defined below) occurs, we will make an offer to each holder of Notes to repurchase all or any part (in multiples of $1,000 principal amount) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event, or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder of Notes describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to our offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted, together with an officer’s certificate stating the aggregate principal amount of Notes being purchased by us.

The paying agent will promptly mail to each holder of Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

The source of funds that will be required to repurchase Notes in the event of a Change of Control Repurchase Event will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of Notes tendered. The terms of our Credit Agreement provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under the facility at that time and to terminate the facility. Our future debt instruments may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase Notes upon a Change of Control Repurchase Event, the financial effect of this repurchase could cause a default under our future debt instruments, even if the Change of Control Repurchase Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Repurchase Event to make the required repurchase of our other debt and the Notes. See “Risk Factors—Risks Relating to the Notes—We May Not Have Sufficient Funds to Finance a Change of Control Offer, If One is Required.”

The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the Notes:

“Below Investment Grade Rating Event” means the Notes are unrated or rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly owned subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), becomes the beneficial owner, directly or indirectly, of more than 50 percent of our Voting Stock, measured by voting power rather than number of shares;

(4) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person, immediately after giving effect to such transaction;

(5) the first day on which a majority of the members of our board of directors are not Continuing Directors; or

(6) the consummation of a so-called “going private/Rule 13e-3 Transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision).

Notwithstanding the foregoing, a transaction effected to create a holding company for us will not be deemed to involve a Change of Control if (1) pursuant to such transaction we become a wholly owned subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of our Voting Stock immediately prior to such transaction.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who:

(1) was a member of our board of directors on the first date that the Notes were issued; or

(2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Moody’s” means Moody’s Investor Services Inc., or any successor thereto, including a replacement rating agency selected by us as provided in the definition of Rating Agency.

“Rating Agency” means:

(1) each of Moody’s and S&P; and

(2) if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., or any successor thereto, including a replacement rating agency selected by us as provided in the definition of Rating Agency.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Limitation on Dispositions of Capital Stock of Designated Subsidiaries

If, at the time when any of the 5.50% Notes are outstanding, we or a subsidiary consummates a sale or other disposition of any Capital Stock of a Designated Subsidiary or a Designated Subsidiary issues Capital Stock, in each case to a person other than us or a subsidiary, then:

•	we or the subsidiary must receive consideration at the time of a Designated Subsidiary Stock Disposition at least equal to the fair market value of such Capital Stock, and

•	we or our subsidiaries may be required to offer to redeem or repay indebtedness or invest in additional assets as follows:

Ownership of Class or Series of Capital Stock After Giving Effect to Transaction	Required Action
80% or greater	• none

less than 80%

•   if our senior unsecured debt is rated Investment Grade by both Rating Agencies: none

•   if our senior unsecured debt is (i) unrated or rated below Investment Grade by one Rating Agency and (ii) rated Investment Grade by the other Rating Agency:

•   redeem or repay debt secured by such capital stock, or

•   repay term loans under any Credit Agreement otherwise maturing within one year, or

•   invest in Additional Assets, or

•   offer to purchase Notes and other pari passu debt.

•   if neither Rating Agency rates our senior unsecured debt Investment Grade:

•   redeem or repay debt secured by such capital stock, or

•   repay term loans under any Credit Agreement otherwise maturing within one year, or

•   offer to purchase Notes and other pari passu debt.

The amount we must use as described above is limited to the fair market value of the consideration attributable to the portion of Capital Stock disposed of in excess of 20% of such class or series of Capital Stock.

We will not, and will not permit any subsidiary to, directly or indirectly, consummate any Designated Subsidiary Stock Disposition unless we or such subsidiary receives consideration at the time of such Designated

Subsidiary Stock Disposition at least equal to the fair market value of the Capital Stock included in such Designated Subsidiary Stock Disposition as determined by our board of directors (acting in good faith).

If we or any subsidiary engages in a Designated Subsidiary Stock Disposition and, immediately after giving effect to the Designated Subsidiary Stock Disposition, our senior unsecured debt is (i) unrated or rated below Investment Grade by one Rating Agency and (ii) rated Investment Grade by the other Rating Agency, we or any subsidiary may, at its option, apply, no later than six months following the consummation thereof (or, if later, six months after the execution of any agreement with respect to such application, which agreement is signed within six months of the date of such Designated Subsidiary Stock Disposition) an amount equal to the Disposition Amount to:

(1) redeem or repay any Debt which was secured by the Capital Stock sold or otherwise transferred in such Designated Subsidiary Stock Disposition,

(2) repay term loans under any Credit Agreement otherwise maturing within one year of the repayment date, or

(3) reinvest in Additional Assets;

provided that if at the time a Designated Subsidiary Stock Disposition has occurred, (a)(i) Moody’s rating on our senior unsecured debt is Baa1 or lower and (ii) S&P’s rating on our senior unsecured debt is BBB+ or lower, and the applicable Rating Agency has announced or publicly confirmed or informed the trustee in writing that the rating of our senior unsecured debt is on watch for possible downgrade in connection with the Designated Subsidiary Stock Disposition, or (b) the applicable Rating Agency has announced or publicly confirmed or informed the trustee in writing that the rating of our senior unsecured debt is on watch for possible downgrade to a rating below Baa3 or BBB-, the ratings test in this sentence shall be applied on the earlier of (x) the date the watch has ended or (y) the 90th day after the Designated Subsidiary Stock Disposition has occurred. The amount of the Disposition Amount not applied or invested as provided in this paragraph will constitute the “Excess Disposition Amount”.

When the aggregate Excess Disposition Amount from all Designated Subsidiary Stock Dispositions equals or exceeds $50 million, we will be required to make an offer to purchase for cash the Notes from all holders, and, if applicable, redeem or repay (or make an offer to do so) any other Debt of ours that is pari passu in payment in right of the Notes, which we refer to as the “Pari Passu Debt”, and the provisions of which require us to redeem or repay such Debt with the proceeds from or as a result of any Designated Subsidiary Stock Disposition (or offer to do so), in an aggregate principal amount of Notes and such Pari Passu Debt equal to the Excess Disposition Amount as follows:

(1) we will (a) make an offer to purchase for cash (a “Stock Disposition Offer”) the Notes to all holders in accordance with the procedures set forth in the Notes, and (b) purchase or repay (or make an offer to do so) any such other Pari Passu Debt, pro rata in proportion to the respective outstanding principal amounts of the Notes and such other Pari Passu Debt required to be redeemed, the maximum principal amount of Notes and Pari Passu Debt that may be redeemed out of the amount (the “Payment Amount”) of such Excess Disposition Amount,

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Stock Disposition Offer, plus accrued and unpaid interest thereon, if any, to the date such Stock Disposition Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Notes, and the repayment or redemption price for such Pari Passu Debt (the “Pari Passu Debt Price”) shall be as set forth in the related documentation governing such Debt,

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis, and

(4) upon completion of such Stock Disposition Offer in accordance with the foregoing provisions, the Excess Disposition Amount with respect to which such Stock Disposition Offer was made shall be reset to zero.

To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Stock Disposition Offer and the aggregate Pari Passu Debt Price paid to the holders of such Pari Passu Debt is less than the Payment Amount relating thereto, we may use such excess amount for general corporate purposes.

If we or any subsidiary engages in a Designated Subsidiary Stock Disposition and, immediately after giving effect to the Designated Subsidiary Stock Disposition and the application of the proceeds therefrom, neither Rating Agency rates our senior unsecured debt Investment Grade, then no later than 30 business days following the consummation of such Designated Subsidiary Stock Disposition or, if later, 30 business days following the related ratings action, we shall apply an amount equal to the Disposition Amount to:

(1) redeem or repay any Debt which was secured by the Capital Stock sold or otherwise transferred in such Designated Subsidiary Stock Disposition,

(2) repay term loans under any Credit Agreement otherwise maturing within one year of the repayment date, or

(3) conduct a Stock Disposition Offer in accordance with the terms of the Notes described above;

provided that if at the time a Designated Subsidiary Stock Disposition has occurred, (a)(i) Moody’s rating on our senior unsecured debt is Baa1 or lower or (ii) S&P’s rating on our senior unsecured debt is BBB+ or lower, and the applicable Rating Agency has announced that the rating of our senior unsecured debt is on watch for possible downgrade in connection with the Designated Subsidiary Stock Disposition, or (b) the applicable Rating Agency has announced or publicly confirmed or informed the trustee in writing that the rating of our senior unsecured debt is on watch for possible downgrade to a rating below Baa3 or BBB-, the ratings test in this sentence shall be applied on the earlier of (x) the date the watch has ended or (y) the 90th day after the Designated Subsidiary Stock Disposition has occurred.

In the event of the transfer of substantially all (but not all) of our assets as an entirety to a person in a transaction covered by and effected in accordance with the covenant described under “Description of Debt Securities—Covenants—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus, the successor or transferee party shall be deemed to have sold for cash at fair market value the Capital Stock of the Designated Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Designated Subsidiary Stock Disposition (with such fair market value being deemed to be the Disposition Amount for such purpose).

We will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Stock Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with the “—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the “—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” provisions of the indenture by virtue of this compliance.

Notwithstanding any of the provisions described under the caption “—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries”, any transaction that qualifies as a “Change in Control” under clause (1) of the definition thereof, a sale of all or substantially all our properties or assets and those of our subsidiaries, other than by merger, and results in a Change of Control Repurchase Event for which an offer to repurchase the notes is made in accordance with the provisions described under the caption “—Covenants—Offer to Repurchase Upon a Change of Control Repurchase Event” shall be governed by the provisions described under the caption “—Covenants—Offer to Repurchase Upon a Change of Control Repurchase Event” and/or the provisions described under the caption “Description of Debt Securities—Covenants—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus and not by the provisions described under the caption “—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries.” For the avoidance of doubt, the covenant described under “—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” shall no longer be applicable when the 5.50% Notes are no longer outstanding by way of redemption, repayment or otherwise.

For purposes of the Notes:

“5.50% Notes” means the $650,000,000 5.50% senior notes due May 21, 2019, issued under a supplemental indenture to a senior base indenture, dated as of May 21, 2012, among us, as issuer, and The Bank of New York Mellon, as trustee.

“Additional Assets” means Capital Stock of an entity primarily engaged in or related to, or property used or useful in, the asset management businesses engaged in by us and our subsidiaries on the issue date of the Notes or ancillary thereto.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any of the foregoing, and in each case including economic equivalents (other than, solely for the purposes of the covenant described under “—Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries,” preferred stock that is nonparticipating, nonvoting and nonconvertible and reasonable amounts of shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any of the foregoing, and in each case including economic equivalents, granted to our employees or employees of our subsidiaries not in connection with a Change of Control and solely in connection with bona fide employee incentive or retention programs).

“Credit Agreement” means the Credit Agreement dated as of June 27, 2012, among ourselves, as borrower, Citibank, N.A., as Administrative Agent and the other banks party thereto, providing for a five year term loan commitment and a revolving commitment, as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement governing Debt in the form of loans incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor credit agreement, whether a revolving credit facility, term loan facility or a combination thereof.

“Debt” means, with respect to any person (without duplication):

(1) the principal of and premium (if any) in respect of any obligation of such person for money borrowed, and any obligation evidenced by Notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable,

(2) all obligations of such person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction entered into by such person,

(3) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business),

(4) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction,

(5) all obligations of the type referred to in clauses (1) through (4) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee,

(6) all obligations of the type referred to in clauses (1) through (4) of other persons secured by any Lien on any property of such person (whether or not such obligation is assumed by such person), and

(7) to the extent not otherwise included in this definition, obligations pursuant to any interest rate agreement, currency exchange protection agreement, commodity price protection agreement or any other similar agreement or arrangement of such person.

“Designated Subsidiary” means any U.S. subsidiary of ours and each international subsidiary of ours that it manages which as a consolidated group accounted for more than 60% of our assets under management as of March 31, 2012, and any subsidiary that assumes the management of the assets managed by a Designated Subsidiary.

“Designated Subsidiary Stock Disposition” means (i) the sale or other disposition of any Capital Stock of a Designated Subsidiary by us or a subsidiary of us or (ii) the issuance of Capital Stock by a Designated Subsidiary if, after giving effect thereto, we and our subsidiaries own less than 80% of each series or class of the Capital Stock of such Designated Subsidiary; provided that a sale or other disposition of Capital Stock of a Designated Subsidiary or the issuance of Capital Stock of a Designated Subsidiary that would otherwise be a Designated Subsidiary Stock Disposition shall not be a Designated Subsidiary Stock Disposition so long as such sales, dispositions or issuances, measured cumulatively from the date of this prospectus supplement to the date of such sale, disposition or issuance, relate to Capital Stock of one of more Designated Subsidiaries that manage in the aggregate, at their respective times of disposition, less than the lower of (a) $40 billion and (b) 10% of all Designated Subsidiaries’ assets under management on the last day of the calendar month preceding the applicable sale, disposition or issuance of Capital Stock. The foregoing exception does not apply to a transaction, or series of transactions, that will exceed the threshold specified in the previous sentence.

“Disposition Amount” means the amount of cash and the fair market value of any other consideration received in a Designated Subsidiary Stock Disposition net of:

(1) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) attributable to the portion of the Capital Stock constituting such Designated Subsidiary Stock Disposition,

(2) provisions for taxes payable as a result of such Designated Subsidiary Stock Disposition attributable to the portion of the Capital Stock constituting such Designated Subsidiary Stock Disposition (after taking into account any available tax credits or deductions and any tax sharing arrangements), and

(3) the amount of any payments that we estimate in good faith will be required to be made in respect of contingent liabilities directly attributable to such Designated Subsidiary Stock Disposition and retained by us or any subsidiary after such Designated Subsidiary Stock Disposition, provided that any amount remaining after adjustments, revaluations or liquidations of such contingent liabilities shall constitute a Disposition Amount, provided that if immediately prior to giving effect to such Designated Subsidiary Stock Disposition, we and our subsidiaries own 80% or greater of the class or series of Capital Stock that is the subject of such Designated Subsidiary Stock Disposition, the “Disposition Amount” shall be limited to the portion of the amount of cash and the fair market value of any other consideration attributable to the Capital Stock sold, otherwise disposed of or issued that results in ownership by us and our subsidiaries falling below 80% of the class or series of Capital Stock. For example, if immediately prior to giving effect to a Designated Subsidiary Stock Disposition, we and our subsidiaries own 85% of the class or series of Capital Stock that is the subject of such Designated Subsidiary Stock Disposition and after giving effect to such Designated Subsidiary Stock Disposition, we and our subsidiaries own 70% of such class or series of Capital Stock, the Disposition Amount shall equal the amount of cash and the fair market value of any other consideration received in such Designated Subsidiary Stock Disposition, for 10% of the class or series of Capital Stock.

Limitation on Liens

We will not, and will not cause or permit any subsidiary to, create, assume, incur or guarantee any indebtedness for borrowed money that is secured by a Lien on any Voting Stock or profit participating equity interests of any Significant Subsidiary, without providing that the Notes (together with, if we shall so determine, any other indebtedness of, or guarantee by, us ranking equally with the Notes) will be secured equally and ratably with or prior to all other indebtedness secured by such Lien on the Voting Stock or profit participating equity interests of such Significant Subsidiary. This covenant will not limit our ability or the ability of our subsidiaries to incur indebtedness or other obligations secured by Liens on assets other than the Voting Stock or profit participating equity interests of a Significant Subsidiary.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Significant Subsidiary” means a subsidiary of the Company, including its subsidiaries, which meets any of the following conditions: (1) the Company’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 25 percent of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the Company exceeds 25 percent of its total common shares outstanding at the date the combination is initiated); or (2) the Company’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 25 percent of the total assets of the Company’s and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or (3) the Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 25 percent of such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year.

No Sinking Fund

The Notes will not be subject to any sinking fund.

Modification of the Indenture

With certain exceptions, the indenture or the rights of the holders of the debt securities issued thereunder may be modified by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the debt securities then outstanding affected thereby, except that the indenture insofar as it affects the Notes and the rights of the holders of the Notes may be modified by us and the trustee only with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding affected thereby.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture in respect of the Notes by delivering to the trustee for cancellation all outstanding Notes or by depositing with the trustee or the paying agent after the Notes have become due and payable (or will become due and payable at stated maturity within one year or to be called for redemption within one year), whether at stated maturity, or any redemption or repayment date, or otherwise, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the indenture with respect to the Notes.

Book-Entry, Delivery and Form

The Notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. DTC will be depository for the Global Notes.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if: (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case we fail to appoint a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as a depositary; (2) we determine (subject to DTC’s procedures) not to have the Notes represented by a Global Note and provide written notice thereof to the trustee; or (3) there shall have occurred and be continuing a default or Event of Default with respect to the Notes and DTC requests such exchange.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We and the trustee take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it: (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee’s has or will have any responsibility or liability for: (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of the Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Applicable Law

The Notes and the indenture will be governed by and construed in accordance with the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations with respect to your acquisition, ownership and disposition of Notes if you are a beneficial owner of Notes. Unless otherwise indicated, this summary addresses only Notes purchased at original issue and held by beneficial owners as capital assets (generally, property held for investment purposes) and does not address all of the United States federal income tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under United States federal income tax laws (for example, if you are an insurance company, tax-exempt organization, financial institution, broker or dealer in securities, person that holds Notes as part of a hedge or other integrated investment (including a “straddle”), person subject to the Medicare tax on net investment income or United States person that has a “functional currency” other than the U.S. dollar). If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This summary does not address the tax considerations that may be relevant to you if you are a partner in a partnership holding our Notes, and you are urged to consult your own tax advisor in this regard. This summary does not discuss any aspect of state, local or non-United States taxation.

This summary is based on provisions of the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as in force and effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

We urge all prospective investors in Notes to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of acquiring, holding and disposing of Notes.

United States Holders

This discussion applies to you if you are a “United States Holder.” For this purpose, a “United States Holder” is a beneficial owner of a Note that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in, or under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, and elected to continue its treatment as a United States person.

Payments of Interest

Except as set forth below, payments of interest on a Note generally will be taxable to you as ordinary interest income at the time the interest accrues or is received, in accordance with your method of accounting for United States federal income tax purposes.

It is expected, and this discussion assumes, that the Notes will be issued without original issue discount for United States federal income tax purposes. If, however, the Notes’ principal amount exceeds the issue price by more than a de minimis amount, as determined under the applicable Treasury Regulations, a United States Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest.

Certain Additional Payments

There are circumstances in which we might be required to make additional payments on a Note (as discussed under “Description of Notes—Covenants—Offer to Repurchase Upon a Change of Control Repurchase Event”). We intend to take the position that the possibility of such payments does not result in the Notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is not binding on the Internal Revenue Service (“IRS”). If the IRS takes a position contrary to that described above, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the Notes (which is not expected to differ significantly from the actual yield on the notes), with adjustments to such accruals when the contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale, exchange, retirement or other taxable disposition of the notes would be treated as ordinary income rather than as capital gain. The remainder of this discussion assumes that our position is respected.

Market Discount

If you purchase a Note for an amount that is less than its principal amount, the amount of this difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment other than stated interest on, or any gain from the sale, exchange, retirement or other taxable disposition of, your Note as ordinary income to the extent of the market discount which (i) you have not previously included in income and (ii) is treated as having accrued on your Note at the time of such payment or disposition. Your tax basis in the Note will be increased by any amount of market discount that was previously included in income. If you dispose of a Note with market discount in one of certain nontaxable transactions, accrued market discount will be includible as ordinary income as if you had sold the Note in a taxable transaction at its fair market value. In addition, you may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of any interest expense on indebtedness incurred or continued to purchase or carry such Note.

Market discount will be considered to accrue ratably during the period from the date you acquire the Note to the maturity date of the Note, unless you elect to accrue instead on a constant yield method. If you elect to include market discount in income currently as it accrues (on either a ratable or a constant yield method), the rules described above regarding ordinary income treatment of any payment other than stated interest and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and you may not revoke this election without the consent of the IRS.

Premium

If you acquire a Note for an amount that is greater than its principal amount, you will be considered to have purchased such Note at a premium and you may elect to amortize this premium using a constant yield method, generally over the remaining term of the Note. Such premium shall be deemed to be an offset to interest otherwise includible in income in respect of such Note for each accrual period.

The election to amortize premium using a constant yield method, once made, will apply to certain other debt instruments that you previously acquired at a premium or that you acquire at a premium on or after the first day of the first taxable year to which the election applies, and you may not revoke this election without the consent of the IRS. If you do not make such an election, bond premium will be taken into account in computing the gain or the loss recognized on your disposition of a Note because it is part of your tax basis for such Note.

Sale, Exchange, Retirement or Other Taxable Disposition of a Note

Upon the sale, exchange, retirement or other taxable disposition of a Note, you will generally recognize taxable gain or loss equal to the difference between the amount you realize on the sale, exchange, retirement or other taxable disposition of the Note (other than amounts, if any, attributable to accrued but unpaid stated interest not previously included in your income, which will be taxable as interest income) and your adjusted tax basis in the Note. Your adjusted tax basis in a Note will generally equal the cost of the Note to you, increased by the amounts of any market discount included in your taxable income with respect to such Note and reduced by any amortized bond premium previously taken into account by you.

Gain or loss realized upon the sale, exchange, retirement or other taxable disposition of a Note generally will be capital gain or loss (except to the extent the gain represents market discount) and will be long-term capital gain or loss if, at the time of the sale, exchange, retirement or other taxable disposition, you have held the Note for more than one year. Under current laws, net long-term capital gains of non-corporate United States Holders (including individuals) are eligible for taxation at reduced rates. The deduction of capital losses for United States federal income tax purposes is subject to substantial limitations.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to certain payments of principal, premium, if any, and interest on the Notes and to sales proceeds of Notes paid to United States Holders other than certain payments made to exempt recipients. Backup withholding will apply to payments if the United States Holder is not an exempt recipient and fails to provide a taxpayer identification number on IRS Form W-9 or substantially similar substitute form, furnishes an incorrect taxpayer identification number, fails to certify exemption from backup withholding or receives notification from the IRS that the United States Holder is subject to backup withholding as a result of a failure to report all interest or dividends.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a United States Holder under the backup withholding rules will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-United States Holders

This discussion applies to you if you are a “non-United States Holder.” A “non-United States Holder” is a beneficial owner of a Note (other than a partnership for United States federal income tax purposes) that is not a United States Holder.

Payments of Interest

If you are a non-United States Holder of Notes, payments of interest made to you will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for one of the exceptions described below. Subject to the discussion of backup withholding below, no withholding of United States federal income tax will be required with respect to payments of interest made to you provided that:

•	you do not conduct a trade or business within the United States to which the interest income is effectively connected;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us through stock ownership; and

•	you have provided the required certifications set forth in Section 871(h) and Section 881(c) of the Code as described in the immediately following paragraph.

To qualify for the exemption from withholding tax with respect to the Notes, you generally will be required to provide in the year in which a payment of interest occurs, or in one of the three preceding years, a statement that:

•	is signed by you under penalties of perjury;

•	certifies that you are the beneficial owner of the Note and are not a United States Holder; and

•	provides your name and address.

This statement generally may be made on an IRS Form W-8BEN or a substantially similar substitute form and you must inform the recipient of any change in the information on the statement within 30 days of such change. Subject to certain exceptions, a payment to a foreign partnership or to certain foreign trusts is treated as a payment directly to the foreign partners or the trust beneficiaries, as the case may be.

If you are engaged in a United States trade or business and interest received by you on a Note is effectively connected with your conduct of such trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States), you will be exempt from the withholding of United States federal income tax described above, so long as you have provided an IRS Form W-8ECI or substantially similar substitute form stating that interest on the Note is effectively connected with your conduct of a trade or business in the United States. In such a case, you will be subject to tax on interest you receive on a net income basis in the same manner as if you were a United States Holder unless an applicable income tax treaty provides otherwise. If you are a corporation, effectively connected income may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If you are not eligible for relief under one of the exceptions described above, you may nonetheless qualify for an exemption from, or a reduced rate of, United States federal income and withholding tax under a United States income tax treaty. In general, this exemption or reduced rate of tax applies only if you provide a properly completed IRS Form W-8BEN or substantially similar form claiming benefits under an applicable income tax treaty.

Sale, Exchange, Retirement or Other Taxable Disposition of Notes

You generally will not be subject to United States federal income tax on any gain realized upon your sale, exchange, retirement, or other taxable disposition of Notes unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain); or

•	you are an individual, you hold your Notes as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet certain other conditions, and you are not eligible for relief under an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments of principal, premium, if any, and interest made to a non-United States Holder, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. The IRS may make this information available under the provisions of an applicable tax treaty to the tax authorities in the country in which you are resident. Backup withholding tax generally will not apply to payments of principal, premium, if any, and interest on a Note to a Non-United States Holder if such Non-United States Holder duly provides certification of foreign status such as an IRS Form W-8BEN (or another applicable form) described in “—Payments of Interest” or if you otherwise establish an exemption from backup withholding, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a sale of a Note effected by the United States office of a United States or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a broker. Unless such a broker has documentary evidence in its records that you are a Non-United States Holder and certain other conditions are met or you otherwise establish an exemption, however, information reporting will apply to a payment of the proceeds of the sale of a Note effected outside the United States by certain brokers with substantial connections to the United States.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding tax rules from a payment to a non-United States Holder will be allowed as a refund, or a credit against such non-United States Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS in a timely manner. Non-United States Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

UNDERWRITING (CONFLICTS OF INTEREST)

J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Principal Amount of Notes
Underwriters
J.P. Morgan Securities LLC	$150,000,000
Citigroup Global Markets Inc.	150,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	17,334,000
Goldman, Sachs & Co.	17,333,000
Morgan Stanley & Co. LLC	17,333,000
Barclays Capital Inc.	8,000,000
BNY Mellon Capital Markets, LLC	8,000,000
HSBC Securities (USA) Inc.	8,000,000
RBC Capital Markets, LLC	8,000,000
UBS Securities LLC	8,000,000
Wells Fargo Securities, LLC	8,000,000

Total	$400,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed 0.50% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed 0.25% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have agreed that, for the period from the date of this prospectus supplement and before settlement, we will not, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Legg Mason, Inc.
Per note	0.875%

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,621,200.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase Notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby.

Conflicts of Interest

We expect to use more than 5% of the net proceeds of this offering to repay our outstanding indebtedness under our Credit Agreement dated June 27, 2012, under which Citibank, N.A. acts as the administrative agent and affiliates of J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BNY Mellon Capital Markets, LLC, HSBC Securities (USA) Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC are lenders. For this reason, a “conflict of interest” is deemed to exist under Rule 5121 of the FINRA. Accordingly, the offering will be made in compliance with the applicable provisions of FINRA Rule 5121. In addition, in accordance with Rule 5121, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BNY Mellon Capital Markets, LLC, HSBC Securities (USA) Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC will not make sales to discretionary accounts without the prior written consent of the customer.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking, corporate trust and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of Notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the Notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the Notes, other than the underwriters, is authorized to make any further offer of the Notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement, the accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for us by Thomas C. Merchant, Esq., our Executive Vice President and General Counsel, who as to matters of New York law will rely upon the opinion of Shearman & Sterling LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York, who as to matters of Maryland law will rely upon the opinion of Mr. Merchant. Shearman & Sterling LLP, New York, New York, will act as special counsel for Legg Mason in this offering. Mr. Merchant beneficially owns, or has rights to acquire under our employee benefit plans, less than one percent of our common stock.

PROSPECTUS

LEGG MASON, INC.

DEBT SECURITIES

Pursuant to a “shelf” registration statement of which this prospectus is a part, we, Legg Mason, Inc., may offer notes, debentures or other debt securities. Pursuant to this process, we may sell such securities from time to time together or separately in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of sale.

This prospectus will describe the general terms of the securities and the general manner in which we will offer such securities. Each time we sell securities, we will provide a prospectus supplement that will contain the specific terms of the securities offered. The prospectus supplement will also describe the specific manner in which we will offer the securities.

The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and the additional information described under “Where You Can Find More Information” carefully before you invest.

Investing in our securities involves risks. See the “Risk Factors” in the applicable prospectus supplement concerning factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2014

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or a prospectus supplement is delivered or securities are sold on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “LM”. Information about us also is available at the NYSE.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to incorporate by reference much of the information we file with them. This means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the date the respective offering of securities has been completed:

•	Our Annual Report on Form 10-K for the year ended March 31, 2013, including information specifically incorporated by reference into the annual report on Form 10-K from our proxy statement on Schedule 14A filed with the SEC on June 12, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013;

•	Our Current Report on Form 8-K filed with the SEC on April 2, 2013;

•	Our Current Report on Form 8-K filed with the SEC on May 3, 2013;

•	Our Current Report on Form 8-K filed with the SEC on June 6, 2013;

•	Our Current Report on Form 8-K filed with the SEC on June 27, 2013;

•	Our Current Report on Form 8-K filed with the SEC on July 25, 2013, relating to submission of matters to a vote of security holders;

•	Our Current Report on Form 8-K filed with the SEC on September 5, 2013; and

•	Our Current Report on Form 8-K filed with the SEC on September 11, 2013, only with respect to Item 8.01.

You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

Legg Mason, Inc. 100 International Drive Baltimore, Maryland 21202 Attn: Corporate Secretary (410) 539-0000

Exhibits to these filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

The information contained in this prospectus is current only as of the date hereof. Unless the context requires otherwise, the terms “Legg Mason,” “we,” “us,” and “our” refer to Legg Mason, Inc. and its predecessors and subsidiaries.

FORWARD-LOOKING INFORMATION

Certain statements included in this prospectus, the accompanying prospectus supplement and any documents incorporated by reference constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by any forward-looking statements. These forward-looking statements may contain information related, but not limited to:

•	anticipated growth in revenues, margins or earnings per share;

•	anticipated future net client cash flows, and uses for free cash;

•	anticipated future performance of our business, including expected earnings per share in future periods;

•	anticipated changes in our business or in the amount of client assets under management;

•	anticipated expense levels, changes in expenses and expectations regarding financial market conditions;

•	anticipated investment performance of, or levels of asset flows to, asset management products we manage;

•	anticipated future investment performance of our affiliates;

•	anticipated future transactions such as acquisitions; and

•	anticipated performance of recent, pending and future acquisitions.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially due to a number of factors including, but not limited to:

•	the volatility and general level of securities prices and interest rates;

•	the competitive nature of the asset management industry;

•	changes in investor sentiment and confidence;

•	changes in domestic and foreign economic and market conditions;

•	changes in our total assets under management or their composition due to investment performance, client withdrawals or inflows, market conditions, competitive pressures or other reasons;

•	the mix of our assets under management among our affiliates and the revenue yield of our assets under management;

•	the relative investment performance of company-sponsored investment funds and other asset management products both in absolute terms and relative to competing offerings and market indices;

•	our ability to maintain investment management and administrative fees at current levels;

•	the loss of key employees or principals of our current or future operating subsidiaries;

•	fluctuations in operating expenses due to variations in levels of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons;

•	the effect of current and future federal, state and foreign regulation of the asset management industry, including potential liability under applicable securities laws;

•	market, credit and liquidity risks associated with our investment management activities;

•	variations in expenses and capital costs, including depreciation, amortization and other non- cash charges incurred by us to maintain our administrative infrastructure;

•	the impairment of acquired intangible assets and goodwill;

•	costs associated with any credit support activities we engage in with regard to funds managed by our subsidiaries;

•	potential restrictions on the business of, and withdrawal of capital from, certain of our subsidiaries due to net capital requirements;

•	unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and

•	the effect of any acquisitions and dispositions, including prior acquisitions.

We have no duty to update any of the forward-looking statements after the date of this prospectus or any documents incorporated by reference. In assessing these forward-looking statements you should carefully consider the factors discussed under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” and “Risk Factors” in our Quarterly Reports on Form 10-Q and our most recent Annual Report on Form 10-K.

We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. Management cannot predict such new risks or the impact of such new risks on our businesses. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

OUR COMPANY

Legg Mason is a global asset management company. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other pooled investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain, Switzerland and Taiwan.

Legg Mason, Inc. was incorporated in Maryland in 1981 to serve as a holding company for its various subsidiaries. The predecessor companies to Legg Mason trace back to Legg & Co., a Maryland-based broker-dealer formed in 1899. Our subsequent growth has occurred primarily through internal expansion and the acquisition of asset management and broker-dealer firms. In December 2005, Legg Mason completed a transaction in which it sold its primary broker-dealer businesses to concentrate on the asset management industry.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act, using a “shelf” registration process. Under this process, we may from time to time sell the securities described in this prospectus in one or more offerings. This prospectus provides a general description of the securities we may offer.

Each time we offer any of the securities described in this prospectus, we will attach a prospectus supplement to this prospectus. The prospectus supplement will contain the specific description of the securities we are then offering and the terms of the offering. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained in this prospectus.

It is important for you to read and consider all information contained in this prospectus, the applicable prospectus supplement and in any related free writing prospectus that we authorize to be delivered to you, together with the documents we have incorporated by reference in this prospectus and the applicable prospectus supplement, in making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended September 30, 2013	Years Ended March 31,
		2013	2012	2011	2010	2009
Ratio of earnings to fixed charges	5.0x	(4.1)x(1)	3.4x	3.8x	3.0x	(13.8)x(2)

(1)	Earnings were inadequate to cover fixed charges for the year ended March 31, 2013 by $505.6 million.
(2)	Earnings were inadequate to cover fixed charges for the year ended March 31, 2009 by $3,183 million.

For purposes of calculating the ratio of earnings to fixed charges, (i) “earnings” consist of our consolidated income from operations before income taxes and fixed charges and (ii) “fixed charges” consist of interest expense, excluding interest on uncertain tax positions, included in earnings and one third of the total of Rent, Marketing Data Services, Maintenance, Data Processing Service Bureau and Equipment Rental expenses (considered representative of the interest factor).

USE OF PROCEEDS

Except as may be described otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes. This may include our continued expansion and diversification, both by internal growth and by acquisition, of our asset management business, and repayment of our outstanding indebtedness. Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, interest bearing securities.

DESCRIPTION OF DEBT SECURITIES

In this description, “we”, “our”, “us” and Legg Mason refer to Legg Mason, Inc. and not to any subsidiary of Legg Mason, Inc.

We may issue debt securities in one or more distinct series. This section summarizes the material terms of the debt securities that are common to all series. Most of the financial terms and other specific material terms of any series of debt securities that we offer will be described in a prospectus supplement or term sheet to be attached to the front of this prospectus. Since the terms of specific debt securities may differ from the general information provided below, you should rely on information in the prospectus supplement or term sheet that contradicts different information below.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and a financial institution acting as trustee on your behalf. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described under “Events of Default.” Second, the trustee performs certain administrative duties for us.

The debt securities will constitute either senior debt (the “Senior Securities”) or subordinated debt (the “Subordinated Securities”) of Legg Mason. Senior Securities will be issued under a separate indenture to be entered into between us and The Bank of New York Mellon, as Trustee (the “Senior Trustee”), pursuant to a form senior indenture filed herewith as Exhibit 4(a) (as the senior indenture may be supplemented from time to time, the “Senior Indenture”). Subordinated Securities will be issued under a separate indenture to be entered into between us and The Bank of New York Mellon, as Trustee (the “Subordinated Trustee”), pursuant to a form subordinated indenture filed with our Form S-3, filed with the SEC on January 11, 1996 (as the subordinated indenture may be supplemented from time to time, the “Subordinated Indenture”). We will refer to the Senior Indenture and the Subordinated Indenture together as the “Indentures” and each as an “Indenture.” The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The term “Trustee” refers to either the Senior Trustee or the Subordinated Trustee, as the context requires.

Because this section is a summary, it does not describe every aspect of the debt securities and the Indentures. We urge you to read the Indentures because the Indentures, and not this description, define your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the Indentures. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the Indentures. See “Where You Can Find More Information” for information on how to locate the Indentures and any supplemental indentures that may be filed.

General Provisions of the Indenture

Each series of debt securities will be unsecured obligations of Legg Mason. Any senior securities will rank equally with all other unsecured and unsubordinated indebtedness of Legg Mason. Any subordinated securities will be subordinated in right of payment to the prior payment in full of the senior indebtedness of Legg Mason as more fully described in a prospectus supplement or term sheet.

The Indentures provide that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement or term sheet (“offered debt securities”), as well as other unsecured debt securities, may be issued under the applicable Indenture in one or more series.

You should read the prospectus supplement or term sheet for the material terms of the offered debt securities, including the following:

•	The title of the debt securities and whether the debt securities will be senior securities or subordinated securities of Legg Mason.

•	The total principal amount of the debt securities of the series and any limit on such total principal amount.

•	If not the principal amount of the debt securities, the portion of the principal amount payable upon acceleration of the maturity of the debt securities or how this portion will be determined.

•	The date or dates, or how the date or dates will be determined or extended, when the principal of the debt securities will be payable.

•	The interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, or how the rate or rates will be determined, the date or dates from which any interest will accrue or how the date or dates will be determined, the interest payment dates, any record dates for these payments and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months.

•	Any optional redemption provisions.

•	Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities.

•	The form in which we will issue the debt securities and whether we will have the option of issuing debt securities in “certificated” form.

•	If other than U.S. dollars, the currency or currencies in which the debt securities are denominated and/or payable.

•	Whether the amount of payments of principal, premium or interest, if any, on the debt securities will be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, commodities, equity indices or other indices), and how these amounts will be determined.

•	The place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities.

•	If other than minimum denominations of $2,000 or any integral multiple of $1,000 above the minimum denomination in the case of registered securities issued in certificated form, the denominations in which the debt securities will be issued.

•	Whether defeasance provisions apply to the debt securities and any provisions in modification of, in addition to or in lieu of any of these provisions.

•	Whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option).

•	Whether the debt securities are subordinated and the terms of such subordination.

•	Any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events.

•	Any changes or additions to the Events of Default or covenants contained in the applicable Indenture.

•	Whether the debt securities will be convertible into or exchangeable for any other securities and the applicable terms and conditions.

•	Any other material terms of the debt securities.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on the debt securities will include additional amounts if required by the terms of the debt securities.

The Indentures do not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under an indenture when a single trustee is acting for all debt securities issued under the indenture are called the “indenture securities.” Each Indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “—Resignation of Trustee” below. At a time when two or more trustees are acting under an indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under an Indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The Indentures do not contain any provisions that give you protection in the event we issue a large amount of debt, we repurchase a significant amount of equity or effect a recapitalization, or we are acquired by another entity.

We refer you to the applicable prospectus supplement or term sheet for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Unless otherwise specified in the applicable prospectus supplement or term sheet, the debt securities will be denominated in U.S. dollars and all payments on the debt securities will be made in U.S. dollars.

Payment of the purchase price of the debt securities must be made in immediately available funds.

The authorized denominations of debt securities denominated in U.S. dollars will be a minimum denomination of $2,000 and integral multiples of $1,000 above the minimum denomination unless otherwise specified in the applicable prospectus supplement or term sheet. The authorized denominations of foreign currency debt securities will be set forth in the applicable prospectus supplement or term sheet.

Optional Redemption, Repayment and Repurchase

If specified in a prospectus supplement or term sheet, we may redeem the debt securities at our option by mailing notice of any redemption at least 30 days, but not more than 60 days, before the date of redemption to each holder of the debt securities to be redeemed. If less than all of the debt securities are to be redeemed at any time, the trustee will select debt securities to be redeemed by such method as the trustee deems appropriate. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the debt securities or portions thereof called for redemption.

We may at any time purchase the debt securities at any price in the open market or otherwise, subject to applicable law. We may hold, resell or surrender for cancellation any debt securities that we purchase.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement or term sheet will explain the terms and conditions of the conversion or exchange, including the conversion or exchange price or rate (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion or exchange price or rate and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement or term sheet.

Issuance of Securities in Registered Form

Book-Entry Holders. We will issue debt securities in registered book-entry form only, unless we specify otherwise in the applicable prospectus supplement or term sheet. This means debt securities will be represented by one or more global securities registered in the name of a depositary or its nominee. Financial institutions that participate in the depositary’s book-entry system will hold beneficial interests in the debt securities held by or on behalf of the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the Indentures, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary or its nominee as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which, in turn, will pass the payments along to their customers who are the beneficial owners. The depositary and its participants will do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities or the applicable Indenture.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through an indirect participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders of the debt securities.

Street Name Holders. In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders. Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, the prospectus supplement or term sheet whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders. If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,

•	whether it imposes fees or charges,

•	how it would handle a request for the holders’ consent, if ever required,

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

What Is a Global Security? As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with, or on behalf of, and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement or term sheet, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations when a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect owner of a beneficial interest in the global security.

Special Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of Securities in Registered Form” above.

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book- entry form.

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

•	An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the trustee.

•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for debt securities of the same series in non-book-entry form (certificated debt securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders.

The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 90 days;

•	if we notify the trustee that we wish to terminate that global security (subject to the procedures of the depositary); or

•	if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “Events of Default.”

The prospectus supplement or term sheet may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement or term sheet. If a global security is terminated, only the depositary, and neither we nor the trustee, will be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each regularly scheduled date for interest, even if that person no longer owns the debt security on the interest due date. That day, typically set at a date approximately two weeks prior to the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities. We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “Global Securities.”

Payments on Certificated Debt Securities. We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make payments of principal and premium, if any, duly and punctually to the office of the trustee.

Alternatively, if the holder asks us to do so, we may pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the trustee or other paying agent appropriate transfer instructions at least 15 calendar days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Covenant

Consolidation, Merger, Sale or Conveyance. The Indentures provide that Legg Mason may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any entity, unless:

•	the successor or transferee entity, if other than Legg Mason, is a corporation organized and existing under the laws of the United States, any state or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture executed and delivered to the trustee, in form reasonably satisfactory to the trustee, the due and punctual payment of the principal of, any premium on and any interest on, all the outstanding debt securities of Legg Mason and the performance of every covenant and obligation in the indenture to be performed or observed by Legg Mason;

•	immediately after giving effect to the transaction, no Event of Default, as defined in the applicable Indenture, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

•	Legg Mason has delivered to the trustee an officer’s certificate and an opinion of counsel, each in the form required by the applicable Indenture and stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the foregoing provisions relating to such transaction.

In case of any such consolidation, merger, conveyance, transfer or lease, the successor entity will succeed to and be substituted for Legg Mason as obligor on the debt securities with the same effect as if it had been named in the applicable Indenture as Legg Mason.

Events of Default

An event of default is defined in the Senior Indenture with respect to the debt securities of any series issued under the Senior Indenture as:

(a)	default for 30 days in payment of any interest on the debt securities of such series when it becomes due and payable;

(b)	default in payment of principal of or any premium on the debt securities of such series at maturity or upon redemption or repayment when the same becomes due and payable;

(c)	failure to observe or perform any other covenant or agreement with respect to the debt securities of such series for 60 days after we receive notice of such failure as provided in the indenture;

(d)	a default under any debt for money borrowed by Legg Mason or any subsidiary that results in the acceleration of the maturity of such debt, or failure to pay any such debt at maturity, in an aggregate amount of at least $50.0 million or its foreign currency equivalent at the time and such acceleration has not been rescinded or annulled, or debt paid, within 30 days after notice to us by the trustee or holders of 25% or more in aggregate principal amount of the then outstanding debt securities of such series;

(e)	certain events of bankruptcy, insolvency and reorganization of Legg Mason; and

(f)	any other event of default provided with respect to the debt securities of such series.

An event of default is defined in the Subordinated Indenture with respect to the debt securities of any series issued under the Subordinated Indenture as:

(a)	default for 30 days in payment of any interest on the debt securities of such series when it becomes due and payable;

(b)	default in payment of principal of the debt securities of such series at maturity or upon redemption, by declaration or otherwise;

(c)	failure to observe or perform any other covenant, or agreement with respect to the debt securities of such series for 60 days after we receive notice of such failure;

(d)	a default with respect to any debt for money borrowed by Legg Mason or any subsidiary, which default results in the acceleration of the maturity of such debt in an amount in excess of $10.0 million without such debt having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities (treated as one class) issued under the Subordinated Indenture;

(e)	certain events of bankruptcy, insolvency or reorganization of Legg Mason; and

(f)	any other event of default provided with respect to the debt securities of such series.

If an event of default with respect to the Senior Indenture described in clause (a), (b), (c), (d) or (f) above or any event of default with respect to the Subordinated Indenture has occurred and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of the applicable series may declare the principal amount of the debt securities of the applicable series then outstanding, and any accrued and unpaid interest through the date of such declaration, to be due and payable immediately.

Each Indenture provides that upon certain conditions such declarations may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the debt securities of the applicable series.

The Senior Indenture provides that if an event of default described in clause (e) above has occurred and is continuing, then the principal amount of all debt securities issued under the applicable indenture, together with any accrued interest through the occurrence of such event, shall become and be due and payable immediately, without any declaration or other act by the trustee or any other holder.

Under the Indentures, the trustee must give to the holders of debt securities of any series notice of all uncured defaults known to it with respect to the debt securities of such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payments of principal of or any premium or interest on any of the debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of the holders of such debt securities.

No holder of any debt securities may institute any action under the applicable Indenture unless:

•	such holder has given the trustee written notice of a continuing event of default with respect to the debt securities;

•	the holders of not less than 25% in aggregate principal amount of the debt securities of the applicable series, or, in the case of an event of default with respect to the Senior Indenture described in clause (e) above, the holders of not less than 25% in aggregate principal amount of all debt securities issued under the Senior Indenture, have requested the trustee to institute proceedings in respect of such event of default in its own name as trustee;

•	such holder or holders have offered the trustee such indemnity as the trustee may reasonably require;

•	the trustee has failed to institute an action for 60 days thereafter; and

•	no inconsistent direction has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of such debt securities, or, in the case of an event of default with respect to the Senior Indenture described in clause (e) above, by the holders of a majority in aggregate principal amount of all debt securities issued under the Senior Indenture.

The holders of a majority in aggregate principal amount of the debt securities of any series and, in the case of an event of default with respect to the Senior Indenture described in clause (e) above, the holders of a majority in aggregate principal amount of all debt securities issued under the Senior Indenture, will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series. Each Indenture provides that, if an event of default occurs and is continuing, the trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. Each Indenture further provides that the trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

We must furnish to the trustee within 120 days after the end of each fiscal year a statement signed by an officer to the effect that a review of our activities during such year and our performance under the applicable Indenture and the terms of the debt securities has been made, and, to the knowledge of the signatories based on such review, we have complied with all conditions and covenants of the applicable Indenture or, if we are in default, specifying such default.

Modification of the Indentures

We and the trustee may, without the consent of the holders of the debt securities issued under an indenture, enter into supplemental indentures for, among others, one or more of the following purposes:

•	to evidence the succession of another corporation to Legg Mason and the assumption by such successor of its obligations under the applicable Indenture and the debt securities;

•	to add to the covenants of Legg Mason or surrender of any of our rights, or add any rights for the benefit of the holders of debt securities;

•	to cure any ambiguity, omission, defect or inconsistency in an Indenture;

•	to establish the form or terms of any other series of debt securities;

•	to evidence and provide the acceptance of any successor trustee with respect to the debt securities or one or more other series of debt securities under the applicable Indenture or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with the Indenture; and

•	to provide any additional events of default.

With certain exceptions, each Indenture or the rights of the holders of the debt securities may be modified by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the debt securities then outstanding affected thereby, but no such modification may be made without the consent of the holder of each outstanding note affected thereby that would:

•	change the maturity of the principal of, or any premium on, or any installment of principal of or interest on any debt securities, or reduce the principal amount or any premium or the rate or manner of calculating interest or any premium payable upon redemption or repayment of any debt securities, or change the dates or periods for any redemption or repayment or change any place of payment where, or the coin or currency in which, any principal, premium or interest is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption or repayment date);

•	reduce the percentage in principal amount of the outstanding debt securities, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture; or

•	modify any of the provisions of certain sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each of the outstanding debt securities affected thereby.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement or term sheet that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance. Under current United States federal income tax law, Legg Mason can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued without causing a taxable event. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If you hold subordinated securities, you also would be released from the subordination provisions described in the Subordinated Indenture. In order to achieve covenant defeasance, we must do the following:

•	Deposit in trust for the benefit of all holders of such debt securities a combination of money and government or government agency debt securities or bonds in the relevant currency that will generate enough cash to make interest, principal and any other payments on the debt securities of such series in the relevant currency on their various due dates.

•	Deliver to the trustee a legal opinion of our counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities of such series any differently than if we did not make the deposit and just repaid such debt securities ourselves at maturity.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance. If there is a change in United States federal income tax law or we obtain an Internal Revenue Service ruling, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for the benefit of all holders of the debt securities of such series a combination of money and government or government agency debt securities or bonds in the relevant currency that will generate enough cash to make interest, principal and any other payments on the debt securities of such series in the relevant currency on their various due dates.

•	We must deliver to the trustee a legal opinion confirming that there has been a change in current United States federal income tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing you to be taxed on the debt securities of such series any differently than if we did not make the deposit and just repaid such debt securities ourselves at maturity. Under current United States federal income tax law, the deposit and our legal release from the debt securities of such series would be treated as though we paid you your share of the cash and debt securities or bonds at the time the cash and debt securities or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on your debt securities at the time of the deposit.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities of such series. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If you hold subordinated securities you would also be released from the subordination provisions described in the Subordinated Indenture.

Covenant defeasance and full defeasance are both subject to certain conditions, such as no default or event of default occurring and continuing, and that the defeasance does not result in a breach of any material agreement of the Company.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture by delivering to the trustee for cancellation all outstanding debt securities or by depositing with the trustee or the paying agent after the debt securities have become due and payable (or will become due and payable at stated maturity within one year or to be called for redemption within one year), whether at stated maturity, or any redemption or repayment date, or otherwise, cash sufficient to pay all of the outstanding debt securities and paying all other sums payable under the Indenture.

Form, Exchange and Transfer of Certificated Debt Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form,

•	without interest coupons, and

•	unless we indicate otherwise in the prospectus supplement or term sheet, in a minimum denomination of $2,000 and amounts above the minimum denomination that are integral multiples of $1,000.

Holders may exchange their certificated debt securities for smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated debt securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the applicable prospectus supplement or term sheet. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated debt securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

A trustee may resign or be removed at any time with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under an Indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

The Trustee Under the Indentures

The Bank of New York Mellon may be one of a number of banks with which we maintain ordinary banking relationships and from which we may obtain credit facilities and lines of credit in the future. The Bank of New York Mellon may also serve as trustee under other indentures under which we are the obligor in the future. The trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders pursuant to the indenture, unless such holders shall have offered to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

HOLDING COMPANY STRUCTURE

We are a holding company and our assets consist primarily of investments in our subsidiaries. A substantial portion of our consolidated liabilities have been incurred by our subsidiaries. Our rights and the rights of our creditors, including holders of our debt securities, to participate in the distribution of assets of any subsidiary upon liquidation or reorganization of a subsidiary or otherwise will be subject to prior claims of the subsidiary’s creditors, including trade creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. Accordingly, the holders of our debt securities may be deemed to be effectively subordinated to such claims. As of September 30, 2013, our subsidiaries had a total of approximately $0.7 billion of outstanding liabilities, including indebtedness.

Our ability to service our indebtedness and other obligations, including the debt securities offered hereby, is dependent primarily upon the earnings and cash flow of our subsidiaries and the distribution or other payment to us of such earnings and cash flow.

PLAN OF DISTRIBUTION

Terms of Sale

We will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from sale;

•	the amounts underwritten;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Any underwriters, dealers or agents participating in a sale of securities may be considered to be underwriters under the Securities Act. Furthermore, any discounts or commissions received by them may be considered to be underwriting discounts and commissions under the Securities Act. We may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the Securities Act. The agents and underwriters may also be entitled to contribution from us for payments they make relating to these liabilities.

Method of Sale

We may sell the securities:

•	through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

If underwriters are used in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters will also be obligated to purchase all the securities of an issue if any are purchased. Any initial public offering price or any concession allowed or reallowed or paid to dealers may be changed.

We may also sell the securities directly or through agents. Any agent will be named and any commissions payable to the agent will be set forth in the applicable prospectus supplement. Any agent will act on a reasonable best efforts basis for the period of its appointment unless the applicable prospectus supplement states otherwise.

We may authorize underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price set forth in the applicable prospectus supplement using delayed delivery contracts. These contracts provide for payment and delivery on one or more specified dates in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

The applicable prospectus supplement will describe any restrictions on the sale of securities if and as appropriate.

Agents and underwriters may be customers of, engage in transactions with, or perform services for Legg Mason in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES

The validity of the debt securities to be issued by Legg Mason will be passed upon for us by Thomas C. Merchant, Esq., our Executive Vice President and General Counsel, who as to matters of New York law may rely upon the opinion of Shearman & Sterling LLP, New York, New York. With respect to matters of New York law, the validity of the debt securities to be issued by Legg Mason will be passed upon for us by Shearman & Sterling LLP unless otherwise provided for in the applicable prospectus supplement. Mr. Merchant beneficially owns, or has rights to acquire under our employee benefit plans, less than one percent of our common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$400,000,000

Legg Mason, Inc.

5.625% Senior Notes due 2044

PROSPECTUS SUPPLEMENT

January 16, 2014

Joint Book-Running Managers

J.P. Morgan	Citigroup

Senior Co-Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	Morgan Stanley

Co-Managers

Barclays	BNY Mellon Capital Markets, LLC	HSBC

RBC Capital Markets	UBS Investment Bank	Wells Fargo Securities